Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

DUNKIN’ BRANDS GROUP, INC.

at

$106.50 Net Per Share

by

VALE MERGER SUB, INC.

a wholly-owned indirect subsidiary of

INSPIRE BRANDS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS

ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), EASTERN TIME,

ON MONDAY, DECEMBER 14, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Vale Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Inspire Brands, Inc. (“Parent”), a Delaware corporation, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dunkin’ Brands Group, Inc., a Delaware corporation (“Dunkin’ Brands” or the “Company”), at a price of $106.50 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020 (as it may be amended from time to time, the “Merger Agreement”), among Dunkin’ Brands, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Dunkin’ Brands (the “Merger”) without a vote of the stockholders of Dunkin’ Brands to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Dunkin’ Brands continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly-owned indirect subsidiary of Parent.

As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) held in treasury by Dunkin’ Brands or owned by any direct or indirect wholly-owned subsidiary of Dunkin’ Brands, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clauses (ii) and (iii) above (other than Shares irrevocably accepted for purchase by Purchaser in the Offer), which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (iv), which we refer to as “Dissenting Shares,” will also be cancelled at the effective time, and the holders of such shares will be entitled to the rights granted to them under Section 262 of the DGCL. Following the Merger, Dunkin’ Brands will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of Dunkin’ Brands (the “Dunkin’ Brands Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Dunkin’ Brands and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) authorized and approved the execution, delivery and performance by Dunkin’ Brands of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of Dunkin’ Brands accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, and the satisfaction or waiver by Parent or Purchaser of the Inside Date Condition and the HSR Condition (each as defined below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn, together with any Shares owned by Purchaser and its affiliates, equals at least a majority of the outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020 (the “Offer Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior to the Offer Expiration Time are excluded. The “Inside Date Condition” requires that, unless such condition is waived by Parent or Purchaser, the Offer Expiration Time shall not occur on or prior to Friday, December 18, 2020. The “HSR Condition” requires that any applicable waiting period (including all extensions thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have expired or been terminated. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

November 16, 2020

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, in its capacity as depositary for the Offer (the “Depositary”), and deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal, or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Offer Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (see Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 717-3929

Banks and Brokers may call collect: (212) 750-5833

i

ii

SUMMARY TERM SHEET

The following are some key Offer terms and questions that you, as a stockholder of Dunkin’ Brands, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other related materials. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety. The information concerning Dunkin’ Brands contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Dunkin’ Brands or has been taken from, or is based upon, publicly available documents or records of Dunkin’ Brands on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought:

Subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as described below) any and all of the outstanding shares of common stock of Dunkin’ Brands, par value $0.001 per share (the “Shares”). For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior to the Offer Expiration Time (as defined below) are excluded. See Section 1 — “Terms of the Offer.”

Price Offered Per Share:	$106.50 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes. See Section 1 — “Terms of the Offer.”
Offer Expiration Time:

One minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020 (as it may be extended in accordance with the terms of the Merger Agreement, the “Offer Expiration Time”). See Section 1 — “Terms of the Offer.”

Withdrawal Rights:

You can withdraw your Shares at any time prior to one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020, unless the Offer is extended, in which case you can withdraw your Shares by the then extended expiration time and date. You can also withdraw your Shares at any time after Friday, January 15, 2021, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. See Section 4 — “Withdrawal Rights.”

Purchaser:	Vale Merger Sub, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent, a Delaware corporation. See Section 8 — “Certain Information Concerning Parent and Purchaser.”

Who is offering to buy my Shares?

Vale Merger Sub, Inc., or Purchaser, a Delaware corporation and a wholly-owned indirect subsidiary of Inspire Brands, Inc. (“Parent”), a Delaware corporation, is offering to purchase any and all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Dunkin’ Brands. See “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

What securities are you offering to purchase?

We are making an offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1 — “Terms of the Offer.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $106.50 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction,” and Section 1 — “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction,” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we and Parent want to acquire the entire equity interest in Dunkin’ Brands. The Offer, as the first step in the acquisition of Dunkin’ Brands, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020 (as it may be amended from time to time, the “Merger Agreement”), among Dunkin’ Brands, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Dunkin’ Brands (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Dunkin’ Brands continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned indirect subsidiary of Parent. Following the Merger, Dunkin’ Brands will cease to be a publicly traded company. See “Introduction” and Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands.”

Is there an agreement governing the Offer?

Yes. Dunkin’ Brands, Parent and Purchaser have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction,” and Section 11 — “The Merger Agreement; Other Agreements.”

What does the Dunkin’ Brands Board think of the Offer?

The Dunkin’ Brands Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Dunkin’ Brands and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) authorized and approved the execution, delivery and performance by Dunkin’ Brands of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of Dunkin’ Brands accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See “Introduction,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands” and Section 11 — “The Merger Agreement; Other Agreements.” A more complete description of the reasons for the Dunkin’ Brands Board approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Dunkin’ Brands stockholders together with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver by Parent or Purchaser of the following conditions (provided that the Minimum Tender Condition may not be waived without Dunkin’ Brands’ prior written consent):

•

the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6)(f) of the DGCL), and not validly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of the Offer Expiration Time (the “Minimum Tender Condition”);

•

the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer (the “HSR Condition”); and

•	the Acceptance Time not occurring on or prior to Friday, December 18, 2020 (the “Inside Date Condition”).

For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior the Offer Expiration Time are excluded.

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Tender Condition or the condition that the Merger Agreement has not been terminated in accordance with its terms without the prior written consent of Dunkin’ Brands. See Section 1 — “Terms of the Offer,” Section 11 — “The Merger Agreement; Other Agreements — Terms and Conditions of the Offer” and Section 15 — “Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1 — “Terms of the Offer” and Section 9 — “Source and Amount of Funds.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Dunkin’ Brands stockholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Parent related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Dunkin’ Brands options and other equity awards will be approximately $9,086 million, which number excludes the amount of any indebtedness outstanding under the securitization agreements, which indebtedness would not need to be repaid as of the effective time as a result of the Merger.

We expect Parent to provide us, or cause us to be provided, with sufficient funds to complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, funded with the equity financing (as described in the section entitled “Equity Financing” beginning on page 26 of this Offer to Purchase), cash on hand, newly obtained incremental financing incurred pursuant to Parent’s Existing Credit Agreement (as defined below) and available borrowing capacity under the VFN Facility (as defined below) and the Existing Credit Agreement. Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Parent’s or Purchaser’s receipt of financing. Purchaser will provide, and Parent will cause Purchaser to provide, to American Stock Transfer & Trust Company in its capacity as the paying agent (the “Paying Agent”), the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer and substantially concurrently with the Acceptance Time. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No, we do not think that the financial condition of Purchaser, Parent or their respective affiliates is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition;

•	we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, we may extend the Offer beyond its initial Offer Expiration Time, but in no event will we be required or permitted (without the prior written consent of Dunkin’ Brands) to extend the Offer beyond the earlier of the Outside Date (as defined below) or the valid termination of the Merger Agreement. We have agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or of NASDAQ (including in order to comply with certain rules promulgated under the Exchange Act or as may be necessary to resolve any comments of the SEC or its staff or NASDAQ), in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer documents and (ii) if as of any then-scheduled Offer Expiration Time any Offer Condition (as defined in the Merger Agreement) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), on one or more occasions in consecutive increments of up to ten business days each (or such longer or shorter period as the parties may agree in writing). For the foregoing clause (ii), if any then-scheduled Offer Expiration Time is ten or fewer business days before the Outside Date (after taking into account any extension thereof pursuant to the Merger Agreement), Purchaser will instead extend the Offer until 11:59 p.m., Eastern Time, on the day before the Outside Date (or such other date and time as the parties may agree in writing). If all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied (or waived) in accordance with the terms of the Merger Agreement, Purchaser will extend the Offer until one minute following 11:59 p.m. (12:00 midnight), Eastern Time, at the end of the first business day after Friday, December 18, 2020. See “Introduction,” Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — Extensions of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the previously scheduled Offer Expiration Time. See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period.

How long do I have to decide whether to tender in the Offer?

You will have until the Offer Expiration Time to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Tender Condition has been satisfied. You are encouraged to deliver your Shares and other required documents to make a valid tender by the Offer Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions sufficient time to permit such nominee to tender your Shares by the Offer Expiration Time. See Section 2 — “Acceptance for Payment and Payment of Shares” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Offer Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary within two NASDAQ trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two trading-day period, and for the tender to be counted toward satisfaction of the Minimum Tender Condition, the Shares must be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary prior to the Offer Expiration Time.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), they may also be withdrawn after Friday, January 15, 2021, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4 — “Withdrawal Rights.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and Purchaser accepts your Shares validly tendered in the Offer for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered in the Offer multiplied by $106.50 in cash, without interest, less any applicable withholding taxes promptly (and in any event within two business days) following the Offer Expiration Time. See Section 2 — “Acceptance for Payment and Payment of Shares.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and less any applicable withholding taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Dunkin’ Brands will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

If the Offer is consummated and Purchaser acquires a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, Dunkin’ Brands will complete the Merger without a vote of the stockholders to adopt the Merger Agreement and consummate the Merger pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, Purchaser is not required to pay for and may delay the acceptance for payment of any Shares tendered pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Dunkin’ Brands, with Dunkin’ Brands continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned indirect subsidiary of Parent. At the effective time, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) held in treasury by Dunkin’ Brands or owned by any direct or indirect wholly owned subsidiary of Dunkin’ Brands, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL,) will be cancelled and automatically converted into the right to receive the Offer Price in cash, which we refer to as the “Merger Consideration.” Shares described in clauses (ii) and (iii) above (other than Shares irrevocably accepted for purchase by Purchaser in the Offer), which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (iv), which we refer to as “Dissenting Shares”) will also be cancelled at the effective time, and the holders of such shares will be entitled to the rights granted to them under Section 262 of the DGCL. Following the Merger, Dunkin’ Brands will cease to be a publicly traded company. See “Introduction” and Section 11 — “The Merger Agreement; Other Agreements — Merger Consideration.”

Upon the successful consummation of the Offer, will Dunkin’ Brands continue as a public company?

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Parent. Immediately following the consummation of the Merger, Parent intends to cause Dunkin’ Brands to delist the Shares from NASDAQ. In addition, Parent intends and will cause Dunkin’ Brands to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands” and Section 13 — “Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Dissenters’ Rights.”

What is the market value of my Shares as of a recent date?

On October 23, 2020, the last full trading day before Dunkin’ Brands’ stock was impacted by market rumors of a potential transaction, the reported closing sales price of the Shares on NASDAQ was $88.79. On October 30, 2020, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $99.71. On November 13, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $106.13. The Offer Price represents a premium of approximately 20% to the reported closing sales price of the Shares on NASDAQ on the last full trading day before Dunkin’ Brands’ stock was impacted by market rumors of a potential transaction and a premium of approximately 7% to the reported closing sales price of the Shares on NASDAQ on the last full trading day before the Merger Agreement was executed. The Offer Price represents (i) a premium of approximately 30% to the volume-weighted average price of the Shares on NASDAQ over the thirty trading day period ended on October 23, 2020; (ii) a premium of approximately 38% to the volume-weighted average price of the Shares on NASDAQ over the sixty trading day period ended on October 23, 2020; (iii) a premium of approximately 45% to the volume-weighted average price of the Shares on NASDAQ over the ninety trading day period ended on October 23, 2020; and (iv) a premium of approximately 59% to the volume-weighted average price of the Shares on NASDAQ over the one-year period ended on October 23, 2020. The Offer Price also represents (i) a premium of approximately 13% to the volume-weighted average price of the Shares on NASDAQ over the thirty trading day period ended on October 30, 2020; (ii) a premium of approximately 21% to the volume-weighted average price of the Shares on NASDAQ over the sixty trading day period ended on October 30, 2020; (iii) a premium of approximately 29% to the volume-weighted average price of the Shares on NASDAQ over the ninety trading day period ended on October 30, 2020; and (iv) and a premium of approximately 51% to the volume-weighted average price of the Shares on NASDAQ over the one-year period ended on October 30, 2020. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (each, an “Option”). Pursuant to the Merger Agreement (except for Options granted to a Specified Person (as defined in the Merger Agreement) that are otherwise scheduled to vest on or after April 1, 2021), upon consummation of the Merger, each Option outstanding will become fully vested and exercisable, and will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the amount by which the Offer Price exceeds the applicable exercise price per Option multiplied by (ii) the number of Shares subject to such Option, less any applicable withholding taxes. Each Option granted to a Specified Person that is scheduled to vest on or after April 1, 2021, will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the amount by which the Offer Price exceeds the applicable exercise price per Option multiplied by (y) the number of Shares subject to such Option, less any applicable withholding taxes, payable on or following the applicable vesting date of such Option (but not later than the first payroll date following such applicable vesting date), subject to the holder’s continued employment or service through such vesting date (with accelerated vesting on the earliest of the business day immediately following the first anniversary of the effective time and other events specified in the Merger Agreement. See Section 11 — “The Merger Agreement; Other Agreements — Treatment and Payment of Dunkin’ Brands Equity Awards.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not being made for any outstanding Dunkin’ Brands restricted stock unit awards that are subject to vesting conditions based solely on continued employment or service (“Restricted Stock Units”). Pursuant to the Merger Agreement, upon consummation of the Merger, each Restricted Stock Unit will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to the product of the Offer Price and the number of Shares subject to such Restricted Stock Unit, less any applicable withholding taxes. See Section 11 — “The Merger Agreement; Other Agreements — Treatment and Payment of Dunkin’ Brands Equity Awards.”

What will happen to my performance stock units in the Offer?

The Offer is made only for Shares and is not being made for any outstanding Dunkin’ Brands restricted stock unit awards that are subject to performance-based restrictions (“Performance Stock Unit”). Pursuant to the Merger Agreement, upon consummation of the Merger, each Performance Stock Unit will be cancelled and converted into the right to receive an amount in cash equal to the product of the Offer Price and the number of shares of Common Stock subject to such Performance Stock Unit, less any applicable withholding taxes, with the number of Shares subject to such Performance Stock Unit (i) for Performance Stock Units granted in 2018 deemed earned at 140% of target and (ii) for Performance Stock Units granted in 2019 and 2020 deemed earned at 100% of target. See Section 11 — “The Merger Agreement; Other Agreements — Treatment and Payment of Dunkin’ Brands Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. laws). See Section 5 — “Certain United States Federal Income Tax Consequences” for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 717-3929. Banks and brokers may call collect at (212) 750-5833.

INTRODUCTION

To the Holders of Dunkin’ Brands Shares of Common Stock:

Vale Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Inspire Brands, Inc., (“Parent”), a Delaware corporation, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dunkin’ Brands Group, Inc., a Delaware corporation (“Dunkin’ Brands” or the “Company”), at a price of $106.50 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020 (the “Offer Expiration Time,” unless the Offer is extended, in which event the term “Offer Expiration Time” means the latest time and date on which the Offer, so extended, expires), unless the Offer is earlier terminated. See Section 1 — “Terms of the Offer.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Depositary, and Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the waiver by Parent or Purchaser or the satisfaction of the Inside Date Condition and the HSR Condition (each as defined below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn, together with any Shares owned by Purchaser and its affiliates, equals at least a majority of the outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020 (the “Offer Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been “received” (as defined in Section 251(h)(6)(f) of the DGCL) are excluded. The “Inside Date Condition” requires that, unless such condition is waived by Parent or Purchaser, the Offer not expire on or prior to Friday, December 18, 2020. The “HSR Condition” requires that any applicable waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act will have expired or been terminated. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the terms of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Tender Condition or the condition that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”) without the prior written consent of Dunkin’ Brands. See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020 (as it may be amended from time to time, the “Merger Agreement”), among Dunkin’ Brands, Parent and Purchaser. The

Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Dunkin’ Brands (the “Merger”) under the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Dunkin’ Brands continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly-owned indirect subsidiary of Parent. See “Introduction” and Section 1 — “Terms of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a publicly listed Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least the percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation my effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares, Dunkin’ Brands does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the condition specified in the Merger Agreement, the Merger will become effective as soon as practicable after (and on the same day as) the consummation of the Offer after the satisfaction or waiver of the condition to the Merger set forth in the Merger Agreement, without a vote of the stockholders of Dunkin’ Brands, in accordance with Section 251(h) of the DGCL. See Section 11 — “Purpose of the Offer and Plans for Dunkin’ Brands; Transaction Documents.”

As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) held in treasury by Dunkin’ Brands or owned by any direct or indirect wholly-owned subsidiary of Dunkin’ Brands, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL,) will be cancelled and automatically converted into the right to receive the Offer Price in cash, which we refer to as the “Merger Consideration.” Shares described in clauses (ii) and (iii) above (other than Shares irrevocably accepted for purchase by Purchaser in the Offer), which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (iv), which we refer to as “Dissenting Shares”) will also be cancelled at the effective time, and the holders of such shares will be entitled to the rights granted to them under Section 262 of the DGCL. All shares converted into the right to receive the Offer Price will be canceled and cease to exist. Following the Merger, Dunkin’ Brands will cease to be a publicly traded company. See Section 11 — “The Merger Agreement; Other Agreements — Merger Consideration” and Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands.”

The Dunkin’ Brands Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Dunkin’ Brands and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) authorized and approved the execution, delivery and performance by Dunkin’ Brands of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of Dunkin’ Brands accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Dunkin’ Brands Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Dunkin’ Brands (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that is being furnished by Dunkin’ Brands to stockholders in connection with the Offer together with this Offer to Purchase. Dunkin’ Brands stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Company Board.” See Section 11 — “The Merger Agreement; Other Agreements — Recommendation.”

Dunkin’ Brands reported 82,417,076 Shares outstanding as of October 30, 2020 on its Quarterly Report on Form 10-Q for the quarter ended September 26, 2020 (the “Form 10-Q”).

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no court or other governmental authority of competent jurisdiction sitting in the United States having enacted, issued, promulgated, enforced or entered any law, whether temporary, preliminary or permanent, that is in effect on the Closing date that enjoins, restrains, or otherwise prohibits or makes illegal the consummation of the Merger. In addition, Purchaser must have accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, as of the effective time, the directors of Purchaser as of immediately prior to the effective time will become the only directors of the surviving corporation, and the officers of Dunkin’ Brands immediately prior to the effective time will remain as officers of the surviving corporation. See Section 11 — “The Merger Agreement; Other Agreements — Certificate of Incorporation; Bylaws; Directors and Officers of the surviving corporation.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price (without interest and less any applicable withholding taxes), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

Certain United States federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase, the Letter of Transmittal and other documents to which this Offer to Purchase refers contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will promptly after the Offer Expiration Time accept for payment all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (as permitted under Section 4 — “Withdrawal Rights”), and will pay for such Shares promptly (and in any event within two business days) after the Offer Expiration Time.

The date and time of the Purchaser’s initial acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer is referred to as “Acceptance Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the waiver by Parent or Purchaser or the satisfaction of the Inside Date Condition and the HSR Condition. For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior to the Offer Expiration Time are excluded. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Tender Condition or the Termination Condition without the prior written consent of Dunkin’ Brands. See Section 15 — “Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Offer Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Termination of the Merger Agreement.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Offer Expiration Time, but in no event will we be required or permitted (without the prior written consent of Dunkin’ Brands) to extend the Offer beyond the earlier of the Outside Date or the valid termination of the Merger Agreement. We have agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or of NASDAQ (including in order to comply with certain rules promulgated under the Exchange Act or as may be necessary to resolve any comments of the SEC or its staff or NASDAQ), in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer documents and (ii) if as of any then-scheduled Offer Expiration Time any Offer Condition is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), on one or more occasions in consecutive increments of up to ten business days each (or such longer or shorter period as the parties may agree in writing). For the foregoing clause (ii), if any then-scheduled Offer Expiration Time is ten or fewer business days before the Outside Date (after taking into account any extension thereof pursuant to the Merger Agreement), Purchaser will instead extend the Offer until 11:59 p.m., Eastern Time, on the day before the Outside Date (or such other date and time as the parties may agree in writing). If all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied (or waived) in accordance with the terms of the Merger Agreement, Purchaser will extend the Offer until one minute following 11:59 p.m. (12:00 midnight), Eastern Time, at the end of the first business day after Friday, December 18, 2020.

Pursuant to the Merger Agreement, Purchaser expressly reserves the right, at any time to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price), except that Purchaser is not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares sought pursuant to the Offer, (ii) reduce the Offer Price (except to the extent required pursuant to the terms of the Merger Agreement in connection with a stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change), (iii) amend, modify, supplement or waive the Minimum Tender Condition or the Termination Condition, (iv) add to or amend, modify or supplement any Offer Condition, (v) directly or indirectly amend, modify or supplement any other term of the Offer in any individual case in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer, (vi) except as expressly required or permitted by the Merger Agreement, extend or otherwise change the Offer Expiration Time, (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 under the Exchange Act.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Offer Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Offer Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” or the Offer is withdrawn or terminated or the Merger Agreement is terminated pursuant to its terms. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Offer Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to

Purchase, “business day” means any day other than a Saturday, a Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time (provided that when used in reference to the Merger Agreement, “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or a Sunday) on which commercial banks are not required or authorized by law to close in the City of New York, NY).

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions as described herein under Section 15 — “Conditions of the Offer,” Purchaser will complete the Merger without a vote of the stockholders of Dunkin’ Brands to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

Dunkin’ Brands has provided Purchaser with Dunkin’ Brands’ stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dunkin’ Brands’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (set forth in Section 15 — “Conditions of the Offer”), promptly after the Offer Expiration Time, we will accept for payment all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time, and we will pay for such Shares promptly (and in any event within two business days) after the Offer Expiration Time.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Paying Agent who will receive payments from us and transmit such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement (other than in a situation in which the Offer is withdrawn or terminated or the Merger Agreement is terminated), the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and subject to the conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Offer Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary at the address set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Offer Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary (as provided below) by the Offer Expiration Time; and

•

the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Offer Expiration Time.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the sole option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms, and subject to the conditions, of the Offer (and if the Offer is extended or amended, the terms of, or the conditions to, any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Dunkin’ Brands’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Dunkin’ Brands’ stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Dunkin’ Brands in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the U.S. Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such stockholder is a United States person, (ii) the taxpayer identification number provided by such stockholder is correct, and (iii) such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders are urged to consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020, unless the Offer is extended, in which case you can withdraw your Shares at any time by the then extended date. You can also withdraw your Shares at any time after Friday, January 15, 2021, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn.

For a withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, does not consider the tax on “net investment income” under Section 1411 of the Code or the alternative minimum tax provisions of the Code, and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•

a partnership, an S corporation or other pass-through entity for U.S. federal income tax purposes (or an investor in a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement);

•	dissenting stockholders;

•	a United States expatriate;

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	corporations that accumulate earnings to avoid United States federal income tax.

If a partnership (including any entity or arrangement treated as a partnership) for United States federal income tax purposes holds Shares, the tax treatment of a holder that is a partner (including any owner of an interest in an entity or arrangement treated as a partnership for United States federal income tax purposes) in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders are urged to consult their own tax advisors regarding the tax consequences of tendering the Shares in the Offer or exchanging their Shares pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-U.S. tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are significant limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership for United States federal income tax purposes (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares tendered for cash in the Offer or exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax, with the following exceptions:

•

If the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

•

If the gain is “effectively connected” with the non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-United States Holder), the non-United States Holder will generally be subject to tax on the net gain derived from the sale as if it were a United States Holder. In addition, if such non-United States Holder is a non-U.S. corporation for United States federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

•

If Dunkin’ Brands is or has been a United States real property holding corporation for United States federal income tax purposes during the shorter of the non-United States Holder’s holding period or the five years preceding the sale, the Shares will be treated as “United States real property interests” unless (i) the non-United States Holder does not actually or constructively own more than 5% of the Shares during such period and (ii) Dunkin’ Brands’ common stock is regularly traded, as defined by applicable United States treasury regulations, on an established securities market. If the Shares are treated as “United States real property interests,” any gain or loss will treated as effectively connected with a U.S. trade or business and subject to U.S. federal income tax as described above, except that the “branch profits tax” described above generally will not apply.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS. Each non-United States Holder should complete and sign the appropriate IRS Form W-8, which will be requested in the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. You are urged to consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares pursuant to the Merger under any federal, state, local, non-U.S. or other laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on NASDAQ, under the symbol “DNKN.” Dunkin’ Brands reported 82,417,076 Shares outstanding as of October 30, 2020 on its Quarterly Report on its Form 10-Q. The Shares have been listed on the NASDAQ since July 26, 2011.

The following table sets forth the high and low sales prices per Share as reported on NASDAQ for the fiscal quarters indicated:

	High	Low
Year Ending December 26, 2020
First Quarter	$78.99	$39.68
Second Quarter	$71.24	$45.82
Third Quarter	$79.25	$64.46
Fourth Quarter (through November 13, 2020)	$106.19	$80.64

Year Ended December 28, 2019:
First Quarter	$75.85	$62.92
Second Quarter	$80.98	$72.99
Third Quarter	$83.80	$78.14
Fourth Quarter	$79.36	$73.41

Year Ended December 29, 2018:
First Quarter	$68.38	$58.41
Second Quarter	$69.76	$58.10
Third Quarter	$76.52	$68.56
Fourth Quarter	$74.79	$61.93

On October 23, 2020, the last full trading day before Dunkin’ Brands’ stock was impacted by market rumors of a potential transaction, the reported closing sales price of the Shares on NASDAQ was $88.79. On October 30, 2020, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $99.71. On November 13, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $106.13. The Offer Price represents a premium of approximately 20% to the reported closing sales price of the Shares on NASDAQ on the last full trading day before Dunkin’ Brands’ stock was impacted by market rumors of a potential transaction and a premium of approximately 7% to the reported closing sales price of the Shares on NASDAQ on the last full trading day before the Merger Agreement was executed. The Offer Price represents (i) a premium of approximately 30% to the volume-weighted average price of the Shares on NASDAQ over the thirty trading day period ended on October 23, 2020; (ii) a premium of approximately 38% to the volume-weighted average price of the Shares on NASDAQ over the sixty trading day period ended on October 23, 2020; (iii) a premium of approximately 45% to the volume-weighted average price of the Shares on NASDAQ over the ninety trading day period ended on October 23, 2020; and (iv) a premium of approximately 59% to the volume-weighted average price of the Shares on NASDAQ over the one-year period ended on October 23, 2020. The Offer Price also represents (i) a premium of approximately 13% to the volume-weighted average price of the Shares on NASDAQ over the thirty trading day period ended on October 30, 2020; (ii) a premium of approximately 21% to the volume-weighted average price of the Shares on NASDAQ over the sixty trading day period ended on October 30, 2020; (iii) a premium of approximately 29% to the volume-weighted average price of the Shares on NASDAQ over the ninety trading day period ended on October 30, 2020; and (iv) and a premium of approximately 51% to the volume-weighted average price of the Shares on NASDAQ over the one-year period ended on October 30, 2020. Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that from the date of the Merger Agreement until the effective time, except as expressly required by the Merger Agreement, required by law or contract or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed and which will be deemed to be given if, within five (5) business days after Dunkin’ Brands has provided to Parent a written request for consent, Parent has not rejected such request in writing), Dunkin’ Brands will not declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other equity, property or a combination thereof) in respect of, any of its capital stock (other than dividends or distributions by a wholly-owned subsidiary of Dunkin’ Brands to its parent).

7.	Certain Information Concerning Dunkin’ Brands.

Except as specifically set forth herein, the information concerning Dunkin’ Brands contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Dunkin’ Brands or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Dunkin’ Brands’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Dunkin’ Brands and its business has been taken from Dunkin’ Brands’ Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2020, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.

Dunkin’ Brands is one of the world’s leading franchisors of quick service restaurants (“QSRs”) serving hot and cold coffee and baked goods, as well as hard serve ice cream. Dunkin’ Brands franchises restaurants under the Dunkin’ and Baskin-Robbins brands. With more than 20,000 points of distribution in more than 60 countries worldwide, the Dunkin’ Brands portfolio has strong brand awareness in its key markets. QSR is a restaurant format characterized by limited or no table service. As of September 26, 2020, Dunkin’ had 12,658 global points of distribution with restaurants in 43 U.S. states, the District of Columbia, and 39 foreign countries. Baskin-Robbins had 7,895 global points of distribution as of the same date, with restaurants in 44 U.S. states, the District of Columbia, Puerto Rico, and 51 foreign countries.

Dunkin’ Brands is organized into five reporting segments: Dunkin’ U.S., Baskin-Robbins U.S., Dunkin’ International, Baskin-Robbins International, and U.S. Advertising Funds. Dunkin’ Brands generates revenue from five primary sources: (i) royalty income and franchise fees associated with franchised restaurants, (ii) continuing advertising fees from Dunkin’ and Baskin-Robbins franchisees and breakage and other revenue related to the gift card program, (iii) rental income from restaurant properties that are leased or subleased to franchisees, (iv) sales of ice cream and other products to franchisees in certain international markets and (v) other income including fees for the licensing of brands for products sold in certain retail outlets, the licensing of the rights to manufacture Baskin-Robbins ice cream products sold to U.S. franchisees, refranchising gains and online training fees.

Dunkin’ Brands’ principal executive offices are located at 130 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 737-3000.

The information on Dunkin’ Brands’ website is not a part of this Offer to Purchase and is not incorporated by reference into this Offer to Purchase.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Dunkin’ Brands is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Dunkin’ Brands’ directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Dunkin’ Brands’ securities, any material interests of such persons in transactions with Dunkin’ Brands and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.

Dunkin’ Brands’ Financial Projections. Dunkin’ Brands provided Parent with certain internal financial projections as described in Dunkin’ Brands’ Schedule 14D-9, which will be filed with the SEC and is being mailed to Dunkin’ Brands’ stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser. Vale Merger Sub, Inc., a Delaware corporation, is a wholly-owned indirect subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Dunkin’ Brands by Parent. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Dunkin’ Brands and will cease to exist, with Dunkin’ Brands continuing as the surviving corporation. The business address for Purchaser is: Three Glenlake Parkway, Atlanta, Georgia 30328. The business telephone number for Purchaser is 678-514-4100.

Parent. Parent, a Delaware corporation, through its subsidiaries, is the owner and franchisor of certain restaurant chains. Parent’s affiliated brands are the franchisors and operators of over 11,000 restaurant locations worldwide under the brand names Arby’s, Buffalo Wild Wings, Sonic Drive-In, Jimmy John’s and Rusty Taco. Parent aims to be the premier operator and franchisor across restaurant categories and provides best-in-class franchise support, including restaurant development planning, design & construction, operations training, marketing & branding, and supply chain expertise.

Parent’s principal executive offices are located at Three Glenlake Parkway, Atlanta, Georgia 30328, and its business telephone number is 678-514-4100. Parent’s internet address is http://www.inspirebrands.com. Parent is an indirect, majority-owned subsidiary of affiliates of investment funds managed by Roark Capital Management LLC(“Roark”).

Additional Information. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Purchaser and Roark are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser or Roark or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser or Roark or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Purchaser or Roark, or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or Roark, or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or Roark, or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any material contract, arrangement, understanding or relationship with any other person with respect to any securities of Dunkin’ Brands (including, but not limited to, any material contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or Roark, or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Dunkin’ Brands or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent, Purchaser or Roark, or to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dunkin’ Brands or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available on the SEC website at www.sec.gov. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent.

9.	Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Dunkin’ Brands stockholders whose Shares are converted into the right to receive a cash amount equal to the Offer Price in the Merger, (ii) pay for fees and expenses incurred by Parent related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Dunkin’ Brands options and other equity awards will be approximately $9,086 million, which number excludes the amount of any indebtedness outstanding under the securitization agreements, which indebtedness would not need to be repaid as of the effective time as a result of the Merger.

We expect Parent to provide us, or cause us to be provided, with sufficient funds to complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, funded with (i) the equity financing (described in the “ — Equity Financing” section below), (ii) cash on hand, (ii) available borrowing capacity under (x) the Series 2020-1 Class A-1 variable funding senior notes (the “VFN Facility”) of certain of Parent’s wholly-owned bankruptcy-remote subsidiaries (the “Securitization Entities”) and (y) the credit agreement of Parent’s indirect, wholly-owned subsidiary (the “Existing Credit Agreement”) and (iii) newly obtained incremental financing that will be incurred pursuant to the Existing Credit Agreement (the “Incremental Debt Commitment”).

Debt Financing

The VFN Facility provides up to $150 million in borrowings on a revolving basis, the proceeds of which may be used for acquisitions by certain subsidiaries of Parent, including us. Borrowings under the VFN Facility are available through 2025, subject to two one-year contingent extensions, and bear interest at a variable rate based on (i) the prime rate, (ii) the federal funds rate, (iii) the London interbank offered rate for U.S. Dollars or (iv) with respect to advances made by conduit investors through the issuance of commercial paper, the commercial paper rate based on the weighted average cost of issuing commercial paper applicable to such conduit investor, plus, in each case, any applicable margin. The VFN Facility is subject to certain commitment fees in respect of the unutilized portion of the commitments of the investors thereunder and certain fees in respect of letters of credit issued thereunder. The VFN Facility is also subject to customary covenants and restrictions and is secured by all of the assets of the Securitization Entities, which include, among other assets, franchise agreements, real estate assets, license agreements and intellectual property of certain brands affiliated with Parent. The Existing Credit Agreement provides up to $250 million in borrowings on a revolving basis. Borrowings under the Existing Credit Agreement are available through February 3, 2023 and bear interest at a variable rate based on (i) the prime rate, (ii) the federal funds rate or (iii) the London interbank offered rate for U.S. Dollars plus a leverage-based margin. The Existing Credit Agreement is subject to certain commitment fees in respect of the unutilized portion of the revolving commitments of the lenders thereunder and certain fees in respect of letters of credit issued thereunder. The Existing Credit Agreement is also subject to customary covenants and restrictions and is secured by the assets of Parent’s indirect subsidiaries. The Incremental Debt Commitment provides for a $2,575 million term loan and a $250 million revolving commitment and is subject to customary closing conditions for acquisition financings.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Parent’s or Purchaser’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. Parent does not currently have any plans or arrangement to finance or repay (or cause to be financed or repaid) amounts borrowed under the VFN Facility. Purchaser will provide, and Parent will cause Purchaser to provide, to the Paying Agent, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Purchaser believes that the financial condition of Parent, Purchaser or their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iii) we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

Equity Financing

Parent has received an Equity Commitment Letter, dated as of the date of the Merger Agreement (“the Equity Commitment Letter”), from certain investment funds affiliated with Roark Capital Management LLC (the “Investors”) pursuant to which the Investors have committed, jointly and severally, subject to the conditions of the Equity Commitment Letter, to provide equity financing up to $5.38 billion (the “Equity Commitment”) in aggregate in equity for the purpose of enabling (a) Parent to cause the Purchaser to accept for purchase and pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer at the Offer Closing (the “Offer Amount”), (b) Parent to make (or to cause to be made) the payments of the Merger Consideration to Dunkin’ Brands stockholders and holders of Dunkin’ Brands stock options, Restricted Stock Units and Performance Stock Units (the “Merger Amount”) and (c) Parent to make (or cause to be made) the payment of any fees and expenses required to be paid by Parent or Purchaser pursuant to the financing provisions of the Merger Agreement. With respect to the Offer Amount and the Merger Amount, the conditions to the Investors’ funding obligation under the Equity Commitment Letter include: (a) with respect to the Offer Amount, (i) the satisfaction or waiver in accordance with the Merger Agreement of the Offer Conditions (other than those conditions that by their nature can only be satisfied at the Offer Closing, but subject to such conditions being satisfied or waived at the Offer Closing), (ii) the substantially concurrent closing of the Offer as contemplated by the Merger Agreement; and (b) with respect to the Merger Amount, (i) the satisfaction or waiver in accordance with the Merger Agreement of all conditions to the closing of the Merger set forth in the Merger Agreement (other than those conditions that by their nature can only be satisfied at the Closing but subject to such conditions being satisfied or waived at the Closing) and (y) the substantially concurrent closing of the Merger as contemplated by the Merger Agreement.

The obligations of the Investors in the aggregate to provide the equity financing will expire and terminate upon the earliest to occur of: (i) the valid termination of the Merger Agreement, (ii) the Closing, (iii) commencement by Dunkin’ Brands, any affiliate controlled by Dunkin’ Brands or any then-current officers or directors of Dunkin’ Brands or any affiliate controlled by Dunkin’ Brands (each, a “Dunkin’ Brands Related Party”) of a lawsuit or other proceeding against any Investor or its permitted assignees to fund the Equity Commitment or for any other claim (including any lawsuit or proceeding for monetary damages), other than a Retained Claim (as defined in the Equity Commitment Letter), and (iv) commencement by Dunkin’ Brands or any other Dunkin’ Brands Related Party of a lawsuit or other proceeding against any Investor Party (as defined in the Equity Commitment Letter) asserting any claim (whether in tort, contract or otherwise) for payment or other liabilities under or in respect of the Merger Agreement, the Equity Commitment Letter or the transactions contemplated by the Merger Agreement or the Equity Commitment Letter, other than a Retained Claim. Upon any such valid termination of the Equity Commitment Letter, the Investors’ obligation to fund the Equity Commitment shall become null and void ab initio and of no further force and effect, and the Investors shall not have any further obligations or liabilities with respect thereto.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands.

The information set forth below regarding Dunkin’ Brands was provided by Dunkin’ Brands, and none of Parent, Purchaser nor any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate.

Background of the Offer

The following is a description of significant contacts between representatives of Parent, on the one hand, and representatives of Dunkin’ Brands, on the other hand, that resulted in the execution of the merger agreement and commencement of the Offer. For a review of Dunkin’ Brands’ activities relating to the contacts leading to the merger agreement, please refer to the Schedule 14D-9, which has been filed with the SEC and is being mailed to its stockholders with this Offer to Purchase.

On January 17, 2020, Paul Brown, the CEO of Parent, David Hoffmann, the CEO of Dunkin’ Brands and Jon Luther, a board member of Parent, had an introductory meeting in Atlanta to explore potential strategic partnership opportunities between Parent and Dunkin’ Brands relating to certain technology initiatives at both companies.

On February 6, 2020, Mr. Brown and Mr. Hoffmann had a follow-up meeting in Boston to further explore the technology initiatives referenced above.

Between March and early July 2020, Mr. Brown and Mr. Hoffmann had three conversations relating to the current business environment and the impacts of COVID-19 on their respective businesses.

On July 13, 2020, Mr. Brown and Mr. Hoffmann met for dinner in Boston. During dinner, Mr. Brown indicated that Parent may be interested in acquiring Dunkin’ Brands and may be willing to pay a purchase price per share in the “high $70s”. On July 13, 2020, Dunkin’ Brands’ closing stock price was $64.58 per share.

On July 18, 2020, Mr. Hoffmann called Mr. Brown to clarify certain points discussed at their July 13 dinner.

On July 21, 2020, Mr. Brown contacted Mr. Hoffmann to reiterate Parent’s interest in acquiring Dunkin’ Brands. Mr Brown proposed that the parties enter into a confidentiality agreement and that Dunkin’ Brands provide Parent with certain non-public information to enable Parent to submit an acquisition proposal. Later that day, Mr. Brown provided Mr. Hoffmann with an initial due diligence request list.

On a series of calls between July 26-29, 2020, Mr. Hoffmann indicated to Mr. Brown that Dunkin’ Brands was not likely to be interested in a transaction at this time and that the Dunkin’ Brands Board would likely require a higher price in order to proceed with discussions regarding a potential acquisition.

On the morning of July 30, 2020, before the markets opened, Dunkin’ Brands publicly reported its second-quarter earnings. On July 30, 2020, Dunkin’ Brands’ closing stock price was $68.65 per share.

On the evening of July 30, 2020, Mr. Brown called Mr. Hoffmann and indicated that Parent would be interested in pursuing a transaction with Dunkin’ Brands at a price per share between $83.00 and $87.00, subject to receiving access to certain key executives and certain non-public information. Mr. Brown indicated that affiliates of Roark Capital (“Roark”) were prepared to provide an equity commitment to finance a potential transaction. Mr. Brown also indicated Parent’s willingness to enter into a confidentiality agreement with a customary standstill provision. The proposed price range represented a 21-27% premium over Dunkin’ Brands’ closing price as of July 30, 2020.

On several occasions following Parent’s July 30 proposal, Mr. Brown and a representative of Barclays Capital Inc., financial advisor to Parent (“Barclays”) had conversations with representatives of Dunkin’ Brands to discuss Parent’s views on a potential acquisition of Dunkin’ Brands by Parent. During such discussions, the representatives of Dunkin’ Brands reiterated that Dunkin’ Brands was not likely to be interested in a transaction at this time and that the Dunkin’ Brands Board would likely require a higher price per share than that stated in Parent’s July 30 proposal.

On September 17, 2020, representatives of Barclays, on behalf of Parent, communicated to Mr. Hoffmann and Anthony DiNovi, a member of the Dunkin’ Brands Board, that Parent was interested in pursuing a transaction with Dunkin’ Brands at a price per share between $95.00 and $98.00, payable in cash, and that, subject to receiving access to certain key executives and certain non-public diligence information, Parent may be able to increase its proposed range. The proposed price range represented a 23-27% premium over Dunkin’ Brands’ closing price as of September 16, 2020.

On September 22, 2020, Mr. Brown spoke with Mr. Hoffmann. During the course of the conversation, Mr. Hoffmann indicated that Parent would need to increase its proposed purchase price to at least $100.00 per share in order for Dunkin’ Brands to consider the proposed acquisition. Mr. Brown responded that Parent could not commit to a purchase price of at least $100.00 per share without access to non-public diligence information. Mr. Hoffmann requested that Parent provide Dunkin’ Brands with information regarding the debt and equity financing that Parent would propose to use to fund the proposed transaction.

On September 24 and September 26, 2020, representatives of Barclays had conversations with Mr. Hoffmann and Mr. DiNovi to discuss certain aspects of Parent’s proposal. During such discussions, Mr. Hoffmann and Mr. DiNovi reiterated that Dunkin’ Brands was not likely to be interested in a transaction at this time and that the Dunkin’ Brands Board would likely require a higher price per share than that stated in Parent’s September 17 proposal. In response, a representative of Barclays reiterated the position of Parent that, among other things, additional due diligence information would be required before Parent could consider increasing its proposed purchase price. Mr. DiNovi indicated that Dunkin’ Brands was not willing to engage in further discussions, including providing non-public information to Parent, unless Parent increased its proposed purchase price to at least $100.00 per share.

On September 26, 2020, representatives of Barclays called Mr. Hoffmann to discuss the potential transaction. During this discussion, Mr. Hoffmann reiterated that Parent would need to increase its proposed purchase price to at least $100.00 per share in order for Dunkin’ Brands to provide Parent the requested non-public diligence materials.

On September 28, 2020, representatives of Barclays spoke with Mr. Hoffmann and Mr. DiNovi regarding Parent’s continued interest in a potential acquisition of Dunkin’ Brands. During this conversation, representatives of Barclays acknowledged that Parent understood that Parent would have to propose a purchase price of at least $100.00 per share in order for the Dunkin’ Brands Board to consider its proposal. Representatives of Barclays requested that Dunkin’ Brands give Parent access to certain non-public diligence information concerning Dunkin’ Brands for a period of two weeks, after which time, Parent would submit a further revised proposal.

On September 29, 2020, representatives of Barclays spoke with Mr. Hoffmann, Nigel Travis, non-executive Chairman of the Dunkin’ Brands Board, and members of Dunkin’ Brands’ senior management and reiterated the acknowledgement and request previously communicated on September 28.

On September 30, 2020, a representative of Barclays and Mr. DiNovi discussed Parent’s ability to finance the proposed acquisition, including a potential equity commitment from funds affiliated with Roark and debt commitment from Barclays, as well as the amount of cash on hand at Parent.

On October 1, 2020, representatives of Barclays provided Mr. DiNovi with further information regarding Parent’s access to equity and debt financing to fund a possible acquisition of Dunkin’ Brands at a purchase price exceeding that set forth in Parent’s prior proposal.

On October 2, 2020, Mr. Hoffmann advised Mr. Brown that, subject to the execution of an acceptable confidentiality agreement, Dunkin’ Brands would provide Parent access to Dunkin’ Brands’ senior management team and certain non-public diligence information to enable Parent to evaluate a potential acquisition.

Later that same day, representatives of Dunkin’ Brands sent representatives of Parent a proposed confidentiality agreement. Over the course of the next two days, Parent, Dunkin’ Brands and their respective counsel negotiated the terms of the confidentiality agreement, which included customary standstill provisions. On October 5, 2020, Dunkin’ Brands and Parent each executed the confidentiality agreement.

Following execution of the confidentiality agreement on October 5, 2020, representatives of Parent shared with Dunkin’ Brands senior management a due diligence request list. Also on October 5, Mr. Hoffmann and Mr. Brown spoke by phone to discuss Parent’s due diligence review of Dunkin’ Brands.

On October 9, 2020, Parent was given access to an electronic data room established by Dunkin’ Brands in order for Parent to conduct its due diligence investigation of Dunkin’ Brands. From October 9, 2020, through the execution of the merger agreement, Parent, Roark and their professional advisors reviewed the due diligence materials provided by Dunkin’ Brands in the electronic data room, including supplements to the data room supplied upon request by the parties.

On October 11, 2020, members of Dunkin’ Brands senior management and Parent senior management spoke telephonically regarding the status of Parent’s due diligence review.

On October 11, 2020, Barclays learned that a reporter for The New York Times was seeking comment from various people regarding a potential acquisition of Dunkin’ Brands.

Throughout the week of October 12, 2020, members of senior management of Parent and representatives of Roark had telephonic meetings with members of senior management of Dunkin’ Brands to discuss various financial, operational and legal aspects of the Dunkin’ Brands business. The telephonic meetings were also attended by representatives of Barclays and BofA Securities, Inc., financial advisor to Dunkin’ Brands (“BofA Securities”), as well as representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP, legal counsel to Parent (“Paul, Weiss”) and representatives of Ropes & Gray LLP, legal counsel to Dunkin’ Brands (“Ropes & Gray”).

Following these meetings, on October 16, 2020, Mr. Hoffmann and Mr. Brown spoke by phone regarding, among other things, Parent’s due diligence review to date. Also on October 16, 2020, representatives of Barclays and BofA Securities spoke by phone regarding the status of Parent’s due diligence review. Representatives of BofA Securities reiterated that it was the view of the Dunkin’ Brands Board that it would not transact at a purchase price below $100.00 per share.

On October 20, 2020, representatives of Barclays, on behalf of Parent, called Mr. DiNovi and Mr. Hoffmann to advise them that Parent would be submitting a revised non-binding proposal to acquire Dunkin’ Brands. Later that day, Barclays, on behalf of Parent, delivered a non-binding offer letter to BofA Securities. The offer letter proposed to acquire Dunkin’ Brands at a price of $100.00 per share, payable in cash. The proposed price represented a 15% premium over Dunkin’ Brands’ closing price as of October 19, 2020. The October 20 letter included a draft merger agreement and committed debt and equity financing. The draft merger agreement included customary termination rights and a termination fee payable to Parent under certain circumstances, including if Dunkin’ Brands terminated the merger agreement to accept a “superior proposal” as defined in the draft merger agreement, and did not include a “go shop” provision given Parent had already increased its proposed purchase price on several occasions and was willing to pay a significant premium to Dunkin’ Brands’ then-current trading price. On the evening of October 21, 2020, Barclays learned that various media outlets were seeking comment from various people regarding a potential acquisition of Dunkin’ Brands.

Between October 22, 2020 and October 23, 2020, representatives of BofA Securities and Barclays had multiple conversations regarding the material terms of Parent’s October 20 proposal. During those conversations, BofA Securities advised Barclays that the proposed purchase price set forth in the October 20 proposal was inadequate and that the Dunkin’ Brands Board would require a higher price in order to move forward.

On October 23, 2020, Barclays, on behalf of Parent, delivered a revised non-binding offer letter to BofA Securities, on behalf of Dunkin’ Brands, to acquire Dunkin’ Brands at a price of $103.50 per share, payable in cash. The proposed purchase price represented a 16% premium over Dunkin’ Brands’ closing price as of October 22, 2020. The October 23 proposal was otherwise subject to the same terms and conditions as the October 20 proposal.

Later on October 23, 2020, representatives of BofA Securities called representatives of Barclays and informed them that the Dunkin’ Brands Board considered the price set forth in Parent’s October 23 proposal inadequate. Representatives of Barclays, on behalf of Parent, requested that, if the Dunkin’ Brands Board considered the October 23 proposal of $103.50 per share to be inadequate, the Dunkin’ Brands Board should provide a counteroffer with a price that would be acceptable to the Dunkin’ Brands Board.

On October 24, 2020, representatives of BofA Securities and Barclays had multiple conversations regarding Parent’s proposed purchase price. During those conversations, BofA Securities advised Barclays that the Dunkin’ Brands Board would be prepared to consider a transaction at a purchase price of $110.00 per share.

Later on October 24, 2020, Barclays, on behalf of Parent, delivered a revised non-binding offer letter to BofA Securities, on behalf of Dunkin Brands’, regarding a potential acquisition of Dunkin’ Brands by Parent at a price per share of $105.25. The proposed purchase price represented a 19% premium over Dunkin’ Brands’ closing price as of October 23, 2020. The October 24 proposal was otherwise subject to the same terms and conditions as the October 20 proposal.

On the evening of October 24, 2020, representatives of BofA Securities and Barclays had multiple conversations regarding Parent’s revised proposal. During those conversations, BofA Securities advised Barclays that the Dunkin’ Brands Board considered Parent’s offer inadequate, but that the Dunkin’ Brands Board would be prepared to consider a transaction at a purchase price of $107.75 per share.

Later in the evening of October 24, 2020, Neal Aronson, the Chairman of Parent and Managing Partner of Roark, contacted Nigel Travis, the Chairman of Dunkin’ Brands and indicated that Parent was increasing its offer to $106.00 per share. Later that evening, Mr. Travis contacted Mr. Aronson and indicated that the Dunkin’ Brands Board would accept an offer of $106.50 per share, subject to the completion of definitive documentation on terms acceptable to the Dunkin’ Brands Board. Mr. Aronson then proposed a purchase price of $106.25 per share, which Mr. Travis indicated he was not authorized by the Dunkin’ Brands Board to accept. Mr. Travis indicated that he did not believe that the purchase price of $106.25 would be acceptable to the Dunkin’ Brands Board.

Early in the morning of October 25, 2020, Mr. Aronson contacted Mr. Travis and indicated that Parent would accept Dunkin’ Brands’ counterproposal and was increasing its offer to $106.50 per share, subject to the completion of definitive documentation. The proposed price represented a 20% premium over Dunkin’ Brands’ closing price as of October 23, 2020, and a 30% premium over Dunkin’ Brands’ trailing 30-day volume-weighted average stock price.

Later that morning, Ropes & Gray delivered a revised draft of the merger agreement to Paul, Weiss. The revised draft included a 50-day go-shop period with reduced termination fee if the superior proposal was from a buyer identified during the go-shop period. From October 25, 2020 until the execution of the merger agreement on October 30, 2020, the parties and their respective legal and financial advisors exchanged several drafts of, and engaged in numerous discussions and negotiations concerning the terms of the merger agreement. In the course of such discussions and negotiations, representatives of Dunkin’ Brands made several requests to include a “go shop” provision in the merger agreement and representatives of Parent replied that Parent would not proceed with a transaction that included a “go shop” period. Other significant areas of discussion and negotiation included the scope and terms of the representations, warranties and covenants, including the interim operating restrictions (particularly whether the merger agreement would allow Dunkin’ Brands to pay ordinary course dividends between the signing of the merger agreement and the closing of the transaction); certain deal protections (including the terms of the “no shop” provision and “fiduciary out” exception); the circumstances in which the parties would be permitted to terminate the agreement and the termination-related fees payable in connection therewith; and certain employee compensation-related matters. In the course of the discussions and negotiations concerning the above, representatives of Parent indicated to representatives of Dunkin’ Brands that Parent’s proposal to acquire Dunkin’ Brands was premised on the proposed transaction not causing a rapid amortization event under Dunkin’ Brands’ securitization facility that would require the facility to be repaid at or within the twelve-month period after the closing of the proposed transaction.

On the afternoon of October 25, 2020, various media outlets reported that Parent had made an offer to acquire Dunkin’ Brands for $106.50 per share. In response to inquiries from various media outlets, on October 26, 2020, Dunkin’ Brands confirmed that it was in preliminary discussions to be acquired by Parent, but declined to comment further on the details of those discussions.

On the morning of October 29, 2020, before the markets opened, Dunkin’ Brands publicly reported its third-quarter earnings

Later on October 29, 2020, representatives of Parent, Paul, Weiss, Dunkin’ Brands, the Dunkin’ Brands Board and Ropes & Gray met by videoconference to discuss the material open items in the Merger Agreement and related documents.

On the evening of October 29, 2020, Erik Morris, Co-Chief Investment Officer of Roark and board member of Parent, and Mr. DiNovi had several conversations to resolve various outstanding issues in the merger agreement.

Also on the evening of October 29, 2020, the board of directors of Parent met and approved the Merger Agreement and the proposed terms of the transaction, including the Offer Price and the other terms of the Offer and Merger, and authorized Parent to finalize the negotiation of and enter into definitive documents with respect to the transaction.

On the afternoon of October 30, 2020, Mr. DiNovi contacted Mr. Morris and again requested that the merger agreement allow Dunkin’ Brands to pay ordinary course dividends between the signing of the merger agreement and the closing of the transaction. Mr. Morris reiterated that Parent was not willing to allow Dunkin’ Brands to pay any dividends between signing and closing and that Parent would not proceed with the transaction under such circumstances.

On the evening of October 30, 2020, Parent, Purchaser and Dunkin’ Brands entered into the merger agreement.

Shortly thereafter, a press release was issued announcing the entry into the merger agreement and the transactions contemplated thereby.

Past Contacts, Transactions, Negotiations and Agreements.

For information on the Merger Agreement and the other agreements between Dunkin’ Brands and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser” and Section 11 — “The Merger Agreement, Other Agreements — Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide stockholders with information regarding its terms. It is not intended to provide any other factual disclosures about Parent, Purchaser, Dunkin’ Brands or their respective affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Dunkin’ Brands or the transactions contemplated in the Merger Agreement contained in public reports filed by Dunkin’ Brands with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by Dunkin’ Brands to Parent in connection with the merger agreement (which we refer to as the “Dunkin’ Brands disclosure schedule”) and a confidential disclosure schedule delivered by Parent to Dunkin’ Brands, in each case in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Dunkin’ Brands, Parent or Purchaser at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Dunkin’ Brands in Dunkin’ Brands’ public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dunkin’ Brands’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Dunkin’ Brands, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into the Schedule TO and related exhibits, including this Offer to Purchase, and the Schedule 14D-9 filed by Dunkin’ Brands on November 16, 2020, as well as in Dunkin’ Brands’ other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before November 16, 2020, and that, subject to the satisfaction of the Minimum Tender Condition, the Inside Date Condition and the other conditions that are described in Section 15 — “Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment, and pay for, all Shares validly tendered and not validly withdrawn promptly following the applicable Offer Expiration Time. The initial Offer Expiration Time will be one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Monday, December 14, 2020.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for purchase, and pay for, all Shares tendered pursuant to the Offer are subject to the prior satisfaction or waiver of the conditions set forth in Section 15 — “Conditions of the Offer.” The conditions to the Offer are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any condition to the Offer at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition or the Termination

Condition, which may be waived by Parent and Purchaser only with the prior written consent of Dunkin’ Brands. Purchaser expressly reserves the right, at any time to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price), except that Purchaser is not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares sought pursuant to the Offer, (ii) reduce the Offer Price (except to the extent required pursuant to the terms of the Merger Agreement in connection with a stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change), (iii) amend, modify, supplement or waive the Minimum Tender Condition or the Termination Condition, (iv) add to or amend, modify or supplement any condition to the Offer, (v) directly or indirectly amend, modify or supplement any other term of the Offer in any individual case in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer, (vi) except as expressly required or permitted by the Merger Agreement, extend or otherwise change the Offer Expiration Time, (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 under the Exchange Act.

Extensions of the Offer. The Merger Agreement requires that Purchaser will, and Parent will cause Purchaser to, extend the Offer (i) for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or of NASDAQ (including in order to resolve any comments from the SEC or the staff or NASDAQ), in each case applicable to the Offer, the Schedule 14D-9 or the Offer documents and (ii) if as of any then-scheduled Offer Expiration Time any condition to the Offer is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), for periods of up to ten business days per extension (or such longer or shorter period as the parties may agree in writing) provided that, without Dunkin’ Brands’ written consent, Purchaser will not extend the Offer, and without Parent’s prior written consent, Purchaser will not be required to extend the Offer, in each case beyond the earlier of the Outside Date or the valid termination of the Merger Agreement in accordance with its terms. For the foregoing clause (ii), if any then-scheduled Offer Expiration Time is ten or fewer business days before the Outside Date (after taking into account any extension thereof pursuant to the Merger Agreement), Purchaser will instead extend the Offer until 11:59 p.m., Eastern Time, on the day before the Outside Date (or such other date and time as the parties may agree in writing). If all of the conditions to the Offer other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied (or waived) in accordance with the terms of the Merger Agreement at any then-scheduled Offer Expiration Time, Purchaser will extend the Offer until 12:00 midnight, Eastern Time, at the end of the first business day after Friday, December 18, 2020.

Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), Purchaser will merge with and into Dunkin’ Brands, and Dunkin’ Brands will survive the Merger as an indirect, wholly-owned subsidiary of Parent. At the effective time, all of the property, rights, privileges, immunities, powers and franchises of Dunkin’ Brands and Purchaser will vest in the surviving corporation, and all debts, liabilities, obligations, restrictions and duties of Dunkin’ Brands and Purchaser will become the debts, liabilities, obligations, restrictions and duties of the surviving corporation, all as provided under the Delaware General Corporation Law (which we refer to as the “DGCL”), including Section 251(h) thereof. As of the effective time, the certificate of incorporation of the surviving corporation will be amended and restated as a result of the Merger so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement and the bylaws of the surviving corporation will be amended and restated to be the same as the bylaws of Purchaser in effect immediately before the effective time, and such certificate of incorporation and bylaws will not be amended, repealed or otherwise modified in any manner that would affect adversely the rights of individuals who were directors, officers, employees, fiduciaries or agents of Dunkin’ Brands or any subsidiary of Dunkin’ Brands for at least six (6) years.

The directors of Purchaser immediately prior to the effective time will be the initial directors of the surviving corporation and the officers of Dunkin’ Brands immediately prior to the effective time will be the initial officers of the surviving corporation. The initial directors and officers will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.

The Merger Agreement provides the Merger will be effected under Section 251(h) of the DGCL and will be effected without a vote of Dunkin’ Brands stockholders.

Effect of the Merger on Dunkin’ Brands Common Stock

At the effective time, each Share issued and outstanding immediately prior to the effective time (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) held in treasury by Dunkin’ Brands or owned by any direct or indirect wholly-owned subsidiary of Dunkin’ Brands, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) that are entitled to demand appraisal and for which appraisal rights have been properly demanded in accordance with the DGCL, will be cancelled and automatically converted into the right to receive the Offer Price in cash (which we refer to as the “Merger Consideration”). Shares described in clauses (ii) and (iii) above (other than Shares irrevocably accepted for purchase by Purchaser in the Offer), which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Dissenting shares will also be cancelled at the effective time, and the holders of such shares will be entitled to the rights granted to them under Section 262 of the DGCL (as further described in the section entitled “Appraisal Rights” on page 37).

At the effective time, each share of Purchaser common stock issued and outstanding immediately prior to the effective time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation.

Payment Procedures

Prior to the Acceptance Time, Parent will (i) appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by Dunkin’ Brands to act as depositary agent for the holders of Shares tendered in the Offer to receive the aggregate Offer Price to which such holders of such Shares are entitled pursuant to the Merger Agreement and to act as the paying agent for the purpose of effecting payments to the holders of Shares entitled to receive the Merger Consideration, and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to Dunkin’ Brands, with such paying agent for the receipt of such aggregate Offer Price and payment of the Merger Consideration in accordance with the Merger Agreement. Promptly after the expiration of the Offer and in any event, substantially concurrently with the Acceptance Time, Dunkin’ Brands will deposit, or will cause to be deposited, with (i) the depository agent, for the benefit of the holders of Shares irrevocably accepted for purchase by Purchaser in the Offer, cash in an amount sufficient to pay the aggregate Offer Price required to be paid pursuant to the Merger Agreement and (ii) the paying agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the effective time (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, any Excluded Shares and any Dissenting Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to the Merger Agreement (such cash deposited with the depository agent and the paying agent, being referred to herein as the “payment fund”). To the extent that there are losses with respect to the investments of the payment fund as permitted by the Merger Agreement, or the payment fund diminishes for other reasons below the level required to make prompt payments of the Offer Price and the Merger Consideration as contemplated by the Merger Agreement, Parent shall promptly replace or restore the portion of the payment fund lost through investments or other events so as to ensure that the payment fund is, at all times, maintained at a level sufficient to make such payments.

Promptly after the effective time (and in no event later than two (2) business days thereafter), Parent will cause to be mailed to each person who was, at the effective time, a holder of record of Shares entitled to receive the

Merger Consideration: (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares or the non-certificated Shares represented by book-entry (which we refer to as “book-entry shares”) in exchange for the Merger Consideration. Upon surrender of such certificates (or effective affidavits of loss in lieu thereof and delivery of a bond in a reasonable amount, if reasonably required, in each case in accordance with the Merger Agreement) to the paying agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the related instructions (and such other documents as may customarily be required by the paying agent), the holder of such shares will be entitled to receive in exchange for such shares the Merger Consideration which such holder has the right to receive pursuant to the Merger Agreement.

Any holder of book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to the paying agent to receive the Merger Consideration that such holder is entitled to receive in accordance with the Merger Agreement. Each registered holder of one or more book-entry shares will be, upon receipt by the paying agent of an “agent’s” message in customary form (or such other evidence, if any, as the paying agent may reasonably require), entitled to receive, and the surviving corporation is required to cause the paying agent to pay and deliver as soon as reasonably practicable after receipt of such agent’s message (or such other evidence, if any, as the paying agent may reasonably require), the Merger Consideration for each book-entry share.

Until surrendered as contemplated by the Merger Agreement, each stock certificate or book-entry share will be deemed at all times after the effective time to represent only the right to receive, upon such surrender, the Merger Consideration to which the holder of such stock certificate or book-entry share is entitled in accordance with the Merger Agreement. No interest will be paid or will accrue on any cash payable to holders of stock certificates or book-entry shares under the Merger Agreement.

From and after the effective time, holders of Shares will cease to have any rights as stockholders of Dunkin’ Brands, except as provided in the Merger Agreement or by law.

Any cash deposited with the paying agent that remains undistributed to the former holders of Shares twelve (12) months after the effective time will be delivered to the surviving corporation, upon demand, and any holders of Shares who have not previously complied with the exchange procedures in the merger agreement may thereafter look only to the surviving corporation, and the surviving corporation will remain liable, for payment of their claim for the Merger Consideration. Any amounts remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental authority will, to the extent permitted by applicable law, become the property of the surviving corporation free and clear of any claims or interest of any person previously entitled thereto. Neither Dunkin’ Brands nor the surviving corporation will be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

If any stock certificate has been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed, and (ii) if reasonably required by the surviving corporation, an indemnity bond reasonable in amount, the paying agent will pay in respect of such lost, stolen or destroyed stock certificate the Merger Consideration to which the holder of such stock certificate is entitled under the Merger Agreement. In the event of a transfer of ownership of Shares that is not registered in the transfer records of Dunkin’ Brands, payment of the Merger Consideration may be made to a person other than the person in whose name the stock certificate or book-entry share so surrendered is registered if such stock certificate or book-entry share representing such shares will be presented to the paying agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment pays any transfer or other taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such stock certificate or book-entry share or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable.

Treatment and Payment of Dunkin’ Brands Equity Awards

At the effective time, each Option (except for Options granted to a Specified Person that are otherwise scheduled to vest on or after April 1, 2021) and each Restricted Stock Unit will become fully vested and/or exercisable, as applicable, and be canceled and converted into the right to receive an amount in cash equal to (i) in the case of Options, the product of (x) amount by which the Offer Price exceeds the applicable exercise price per Option, multiplied by (y) the number of Shares subject to such Option and (ii) in the case of Restricted Stock Units, the product of the Offer Price multiplied by the number of Shares subject to such Restricted Stock Unit, in each case, less any applicable withholding taxes. At the effective time, each Performance Stock Unit will be canceled and converted into the right to receive an amount in cash equal to the product of the Offer Price multiplied by the number of Shares subject to such Performance Stock Unit, with the number of Performance Stock Units (A) for Performance Stock Units granted in 2018, deemed earned at 140% of target and (B) for Performance Stock Units granted in 2019 and 2020, deemed earned at 100% of target, less any applicable withholding taxes. Such amounts payable in respect of such Options, Restricted Stock Units and Performance Stock Units will be subject to applicable tax withholding and will be paid immediately following the effective time, but in any event no later than five business days following the effective time.

Each Option granted to a Specified Person that is scheduled to vest on or after April 1, 2021, will be cancelled and converted into the right to receive an amount in cash equal to the product of the amount by which the Offer Price exceeds the applicable exercise price per Option multiplied by the number of Shares subject to such Option, less any applicable withholding taxes, payable on or following the applicable vesting date of such Option (but not later than the first payroll date following such applicable vesting date), subject to the holder’s continued employment or service through such vesting date, with accelerated vesting on the business day immediately following the first anniversary of the effective time and certain other events specified in the Merger Agreement.

Dunkin’ Brands ESPP

Pursuant to the Merger Agreement, promptly following October 30, 2020, the Dunkin’ Brands Board (or, if applicable, the committee thereof administering the Dunkin’ Brands Employee Stock Purchase Plan (the “ESPP”)) will adopt such resolutions or take such other necessary actions such that (i) with respect to any “purchase period(s)” (as defined in the ESPP) in progress as of October 30, 2020 under the ESPP, such purchase period(s) will terminate and any option to purchase Shares under the ESPP will be deemed to have been exercised upon the earlier to occur of (A) the day that is one (1) business day prior to the effective time or (B) the date on which such purchase period(s) would otherwise end, and no additional purchase period(s) will commence under such ESPP after October 30, 2020; (ii) no individual participating in the ESPP will be permitted to (A) increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of October 30, 2020, or (B) except to the extent required by applicable law, make separate non-payroll contributions to the ESPP on or following October 30, 2020; (iii) no individual who is not participating in ESPP as of October 30, 2020 may commence participation in the ESPP following October 30, 2020; (iv) the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the effective time will, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP, be refunded to such participant as of the effective time (without interest); and (v) subject to the consummation of the merger, the ESPP will terminate, effective immediately prior to the effective time.

Arrangement with Specified Persons

On or prior to the Closing, Parent will offer each Specified Person (as defined in the Merger Agreement) an employment arrangement, which will be effective at, and contingent upon, the consummation of the Closing, governing the period following the effective time. Pursuant to such employment arrangements the Specified Person will be entitled to the following compensation during calendar year 2021; (a) the Specified Person’s base salary as in effect during fiscal year 2020; (b) an annual bonus opportunity equal to the Specified Person’s target bonus opportunity during fiscal year 2020, payable without regard to the satisfaction of any performance criteria;

(c) a retention bonus payment equal to the Specified Person’s annual base salary; and (d) a one-time cash equity payment. Amounts with respect to the annual bonus opportunity, retention bonus and cash equity payment will be payable promptly following the business day immediately following the first anniversary of the date on which the effective time occurs (or, in the case of the target bonus opportunity at such time as bonuses are paid to employees generally, but not later than March 15, 2022), subject, in each case, to the Specified Person’s continued employment on the business day immediately following the first anniversary of the date on which the effective time occurs. Pursuant to the Merger Agreement, the employment arrangements with such Specified Person will provide that the Specified Person may not resign for good reason (as such term is defined in the Dunkin’ Brands’ Executive Change in Control Severance Plan or such person’s employment agreement, award agreement under an equity plan of Dunkin’ Brands, or any other arrangement with Dunkin’ Brands or its subsidiaries) during the period commencing at the effective time and ending on the business day immediately following the first anniversary of the date on which the effective time occurs.

Appraisal Rights

Notwithstanding anything to the contrary in the Merger Agreement, Shares that are outstanding immediately prior to the effective time and that are held by Dunkin’ Brands stockholders that are entitled to demand appraisal and have demanded properly in writing appraisal for such shares in accordance with Section 262 (collectively, we refer to such shares as the “dissenting shares”) will not be converted into, or represent the right to receive, the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. At the effective time, all dissenting shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and, except as otherwise provided by applicable laws, each holder of dissenting shares will cease to have any rights with respect to the dissenting shares, other than such rights as are granted under Section 262. Such stockholders will be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of Section 262, except that all dissenting shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such shares under such Section 262 will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the effective time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in the Merger Agreement, of the certificate or certificates that formerly evidenced such shares.

Dunkin’ Brands is required to give Parent (i) prompt notice and copies of any demands for appraisal received by Dunkin’ Brands, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Dunkin’ Brands and (ii) the opportunity to direct and control all negotiations and proceedings with respect to such demands for appraisal under Delaware law; provided that Dunkin’ Brands shall have the right to participate in all such negotiations and proceedings. Dunkin’ Brands may not, except with the prior written consent of Parent, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or offer to settle or settle any such demands.

Representations and Warranties; Material Adverse Effect

The Merger Agreement contains representations and warranties of Dunkin’ Brands and of Parent and Purchaser.

Subject to certain exceptions in the Merger Agreement, in the Dunkin’ Brands disclosure schedule and as disclosed in Dunkin’ Brands’ public filings with the SEC on or after December 31, 2016, the Merger Agreement contains representations and warranties of Dunkin’ Brands as to, among other things:

•	organization, good standing and qualification to do business;

•	subsidiaries;

•	authorized share capital of Dunkin’ Brands, issued and outstanding equity of Dunkin’ Brands and other matters regarding capitalization;

•	corporate authority relative to the Merger Agreement, consents and approvals relating to the execution, delivery and performance of the Merger Agreement;

•	absence of conflicts and required consents;

•

reports, forms, documents and financial statements of Dunkin’ Brands required by the SEC and establishment and maintenance of certain disclosure controls and procedures and internal control over financial reporting;

•	absence of certain events or changes in the business of Dunkin’ Brands from June 27, 2020 to October 30, 2020, including an absence of a Material Adverse Effect;

•	litigation against or involving Dunkin’ Brands;

•	Dunkin’ Brands’ material contracts and enforceability thereof;

•	compliance with applicable laws (including anti-corruption laws) and permits;

•	Dunkin’ Brands’ employee benefit plans, employee relations and related labor matters;

•	real estate owned and leased by Dunkin’ Brands;

•	Dunkin’ Brands’ tax returns, filings and other tax matters;

•	compliance with environmental laws, permits issued pursuant to such environmental laws and absence of lawsuits against Dunkin’ Brands pertaining to such environmental laws;

•	insurance;

•	Dunkin’ Brands’ franchisees, including contractual relationships;

•	Dunkin’ Brands’ intellectual property;

•	quality and safety of food and beverage products of Dunkin’ Brands;

•	absence of affiliate transactions;

•	the top ten (10) largest suppliers to the Dunkin’ brand and Baskin-Robbins brand, and absence of certain changes relating to those relationships;

•	approval by the Dunkin’ Brands Board;

•	applicable state anti-takeover statutes or regulations;

•	opinion of Dunkin’ Brands’ financial advisor;

•	brokers’ fees and expenses; and

•

confirmation with respect to information supplied for this Schedule TO and statements made in other documents required to be filed with the SEC or distributed to Dunkin’ Brands’ stockholders by Dunkin’ Brands in connection with the Offer.

In addition, Dunkin’ Brands made representations and warranties regarding the indenture, including any supplements thereto (collectively, we refer to such indenture and supplements as the “securitization agreement”), between itself and Citibank, N.A., as trustee, pursuant to which subsidiaries of Dunkin’ Brands have issued multiple series of Class A-1 and Class A-2 senior secured notes. Dunkin’ Brands represented and warranted under the Merger Agreement that each of the securitization agreement and the related management agreement, among certain subsidiaries of Dunkin’ Brands, is in full force and effect and constitutes a legal, valid and binding obligation of Dunkin’ Brands and its subsidiaries who are parties to such agreements and, to Dunkin’ Brands’ knowledge, the other parties to such agreements. Furthermore, Dunkin’ Brands represented and warranted to, as of October 30, 2020 and as of the closing date, the absence of a “Securitization Adverse Event” other than any Securitization Adverse Event resulting from actions taken by, or at the written direction or with the written consent of, Parent or an affiliate of Parent.

A “Securitization Adverse Event” is defined as:

1.    certain defaults, termination events and events that could, or could potentially, accelerate payment of indebtedness under the securitization agreement or under certain related agreements (which we refer to, including the management agreement specified above, as the “Collateral Transaction Documents”); or

2.    any amendment, waiver, consent or other modification to the securitization agreement or any Collateral Transaction Document or any action to cure events that, with notice or lapse of time or both, would become an event described in paragraph (i) above without Parent’s written consent, other than, in each case, certain immaterial amendments, including waivers, consents or other modifications or cures that do not adversely affect Dunkin’ Brands and its subsidiaries, taken as a whole, in any respect (other than a de minimis adverse effect) or result in direct out-of-pocket expenditures by Dunkin’ Brands or its subsidiaries exceeding $1,000,000 in the aggregate (which we refer to collectively as “immaterial amendments”).

If any “default” or any event that could potentially accelerate payment of indebtedness under the securitization agreement referred to in paragraph (i) above or other event under the Collateral Transaction Documents occurs that would reasonably be expected to result in any of the other events described in paragraph (i) above, and such “default” or other event under the Collateral Transaction Documents is capable of being cured pursuant to the applicable agreement (which we refer to as a “Specified Default”), Parent or Dunkin’ Brands each has the right to extend the Outside Date under the Merger Agreement for the duration of the cure period under the applicable agreement (but not in excess of thirty (30) days) so long as any such cure is either an immaterial amendment, or if Parent has provided its written consent.

Subject to certain exceptions in the Merger Agreement, the Merger Agreement also contains representations and warranties of Parent and Purchaser as to, among other things:

•	organization, good standing and qualification to do business;

•	corporate authority relative to the Merger Agreement, consents and approvals relating to the execution, delivery and performance of the Merger Agreement;

•	absence of conflicts and consents;

•	absence of ownership of any Shares;

•	litigation against or involving Parent;

•	operations of Purchaser;

•

that Parent has provided Dunkin’ Brands true, accurate and complete copies of equity commitment letter and debt commitment papers, pursuant to which the Investors and the debt financing sources party to the debt commitment papers have committed to provide, subject to the terms and conditions contained therein, funds which together with the cash on hand of Parent and existing revolving borrowing capacity of Parent, represent the full amount of the Merger Consideration and other amounts payable in connection with the Merger and the transactions contemplated by the Merger Agreement;

•

that Parent and Purchaser have provided Dunkin’ Brands a true, complete and correct copy of the limited guaranty of the Guarantors, pursuant to which the Guarantors have guaranteed the full amount of the Parent Termination Fee, and fees, expenses, liabilities and damages payable by Parent or Purchaser pursuant to the Merger Agreement;

•	the solvency of Parent immediately after giving effect to the consummation of the transactions contemplated by the Merger Agreement;

•	broker’s fees and expenses;

•

confirmation with respect to statements made in this Schedule TO and other documents required to be filed with the SEC or distributed to Dunkin’ Brands’ stockholders by Parent or Purchaser in connection with the Offer; and

•	non-reliance on estimates, projections, forecasts, forward-looking statements and business plans of Dunkin’ Brands.

Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Material Adverse Effect” qualification with respect to Dunkin’ Brands or a “Parent Material Adverse Effect” with respect to Parent or Purchaser.

For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Dunkin’ Brands means any change, effect, event, occurrence, development, condition or fact that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Dunkin’ Brands and its subsidiaries, taken as a whole.

However, no change, effect, event, occurrence, development, condition or fact arising out of or resulting from any of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining whether there has been, or there is reasonably expected to be, a Material Adverse Effect:

•

a change in general political, social, geopolitical or regulatory conditions (including any changes or developments arising from or in connection with the November 3, 2020 United States federal elections and the results thereof);

•

any change in economic, financial, credit, banking, currency or capital market conditions, including interest, foreign exchange or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market;

•	a change generally affecting the industry, or other companies in the industry, in which Dunkin’ Brands and its subsidiaries operate;

•	any change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof);

•	any adoption, implementation, promulgation, repeal, modification, change, reinterpretation or proposal of any law;

•	any seasonal fluctuations affecting any of the businesses of Dunkin’ Brands, its subsidiaries or its franchisees;

•	any change in prices, availability or quality of raw materials used in any of the businesses of Dunkin’ Brands, its subsidiaries or its franchisees;

•

any plagues, pandemics (including COVID 19) or any escalation or worsening or subsequent waves thereof, epidemics or other outbreaks of diseases or public health events, escalation or acts of terrorism or sabotage, cyberterrorism, armed hostility, war (whether or not declared), military action or any weather related event, fire, volcanoes, tsunamis, earthquakes, hurricanes, tornadoes, floods, wild fires, weather conditions or other natural or man made disaster, force majeure or acts of God or other national or international calamity or the escalation or worsening of any of the occurrences or conditions referred to in this provision;

•

any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar law, directive, restrictions, guidelines, responses or recommendations of or promulgated by any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to SARS CoV 2 or COVID 19 (together, “COVID 19”) and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (all of the foregoing, “COVID 19 Measures”), including any change, effect, event, occurrence, development, condition or fact with respect to COVID 19 or the COVID 19 Measures or any escalation or worsening thereof (including any subsequent waves);

•

any changes in the market price or trading volume of the Shares or change in Dunkin’ Brands’ credit ratings, provided, that, except as otherwise provided in this definition, the underlying causes of such failure referred to in this clause may be considered in determining whether there is a material adverse effect;

•

the announcement of the Merger Agreement and the transactions contemplated by the Merger Agreement or the pendency, performance or consummation of the transactions contemplated by the Merger Agreement, including any impact on Dunkin’ Brands’ or its subsidiaries’ relationships with employees, customers, suppliers, Dunkin’ Brands’ franchisees or any other person (including pursuant to contractual relationships); provided, that such exception does not relate to the representation regarding the absence of conflicts and events;

•	the taking of any action required by, or the failure to take any action prohibited by, the Merger Agreement or consented to or requested by Parent;

•

any failure to meet, or changes to, any internal or published projections, forecasts, guidance, estimates, milestones, budgets, operating statistics or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial or performance measures or operating statistics for any period (whether made by Dunkin’ Brands or third parties), provided, that the underlying causes of such failure may be considered in determining whether there is a material adverse effect;

•	the identity of, or any facts relating to, Dunkin’ Brands or Purchaser; or

•

any actions relating to the Merger Agreement or the transactions contemplated by the Merger Agreement made or brought by any of the current or former stockholders of Dunkin’ Brands (on their own behalf or on behalf of Dunkin’ Brands) or any other person.

However, with respect to the change, effect, event, occurrence, development, condition or fact arising out of the exceptions described in the first, second, third, fourth and fifth bullet points above, such exceptions will only apply to the extent that such change, effect, event, occurrence, development, condition or fact has a materially disproportionate impact on Dunkin’ Brands and its subsidiaries, taken as a whole, as compared to other companies that operate in the industries and geographic markets in which Dunkin’ Brands and its subsidiaries operate. For purposes of determining whether there is a materially disproportionate impact on Dunkin’ Brands and its subsidiaries, taken as a whole, as compared to other companies that operate in the industries and geographic markets in which Dunkin’ Brands and its subsidiaries operate, Dunkin’ Brands and its subsidiaries will be compared to other companies that have comparable presences in the geographic markets in which Dunkin’ Brands and its subsidiaries operate.

For the purpose of the Merger Agreement, a “Parent Material Adverse Effect” with respect to Parent means any change, effect, event, occurrence, development, condition or fact that would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) by Parent or Purchaser or otherwise prevent, materially delay or materially impede Parent or Purchaser from performing its obligations under the Merger Agreement.

Conduct of Business Pending the Merger

The Merger Agreement provides that, during the period commencing on October 30, 2020, and ending at the effective time, except (i) as set forth in Dunkin’ Brands disclosure schedule or as otherwise permitted by the Merger Agreement or for matters required by law or any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures or in connection with the November 3, 2020 United States federal elections and the results thereof (provided that, except as expressly set forth in the following paragraph or expressly set forth in the Company Disclosure Schedule, the Company is not permitted to take any actions in response to COVID-19 or COVID-19 Measures or in connection with the November 3, 2020 United States federal elections and the results thereof that would otherwise not be permitted by the following paragraph), or (ii) as consented to in writing by Parent, which consent will not be unreasonably withheld, conditioned or delayed, Dunkin’ Brands must, and must cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in all material respects in the ordinary course of business, and use commercially reasonable efforts to preserve materially intact its and its subsidiaries’ business organization, preserve in all material respects Dunkin’ Brands’ and its subsidiaries’ relationships with significant franchisees and the franchise system as a whole, key employees and its material suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with Dunkin’ Brands or any of its subsidiaries and comply in all material respects with applicable law; provided that, Dunkin’ Brands will not be obligated to take any action that would not be permitted by the following paragraph and the failure to not take any action not permitted by the following paragraph will not be deemed a breach of the Merger Agreement.

Further, the Merger Agreement also provides that, from October 30, 2020, through the effective time, except (i) as set forth in Dunkin’ Brands disclosure schedule or as otherwise expressly required by the Merger Agreement or for matters required by law or contract, or (ii) with the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed (and such consent will be deemed to be given if within five (5) business days after Dunkin’ Brands has provided to Parent a written request for consent, Parent has not rejected such request in writing), Dunkin’ Brands must not, and must not permit any of its subsidiaries, to do any of the following (among other prohibitions):

•

declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other equity, property or a combination thereof) in respect of, any of its capital stock, other than dividends or distributions by a wholly-owned subsidiary of Dunkin’ Brands to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock;

•

repurchase, redeem or otherwise acquire any shares of its capital stock or any options, warrants, rights, convertible or exchangeable securities, stock-settled performance units or other rights to acquire any such shares or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares, other than (i) the acquisition by Dunkin’ Brands of Shares in connection with the surrender of shares by holders of Dunkin’ Brands stock options in order to pay the exercise price thereof, (ii) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to Dunkin’ Brands’ stock plans, (iii) the acquisition by Dunkin’ Brands of Shares pursuant to a re-purchase plan that was publicly announced prior to October 30, 2020 and (iv) the acquisition by Dunkin’ Brands of Options, Restricted Stock Units and Performance Stock Units in connection with the forfeiture of such awards pursuant to their respective terms;

•

issue, deliver or sell any shares of its capital stock or other voting securities or equity interests, any options, warrants, rights, convertible or exchangeable securities, stock-settled performance units or other rights to acquire any such shares, securities, interests or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares or securities, other than (i) upon the exercise or settlement of awards under Dunkin’ Brands’ stock plans outstanding on October 30, 2020 or granted thereafter pursuant to the Merger Agreement in accordance with their present terms, and (ii) issuances of restricted stock units as set forth in Dunkin’ Brands disclosure schedule;

•	amend Dunkin’ Brands’ charter or by-laws or the comparable organizational documents of any of Dunkin’ Brands’ subsidiaries;

•

acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, (A) any other person (or all or substantially all of the assets of any person) or (B) any assets, real property, securities, properties, interests or businesses that are material to Dunkin’ Brands and its subsidiaries, taken as a whole, subject to limited exceptions;

•

sell, transfer, lease, license, sublicense, abandon or otherwise dispose of any of its properties or assets that are material to Dunkin’ Brands and its subsidiaries, taken as a whole (including capital stock or other ownership interests of any subsidiary of Dunkin’ Brands and any joint venture to which Dunkin’ Brands or any of its subsidiaries are a party and is material to Dunkin’ Brands and its subsidiaries, taken as a whole, and intangible property), subject to certain exceptions;

•

(i) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Dunkin’ Brands or any of its subsidiaries or guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or similar agreement to maintain any financial statement condition of another person (other than Dunkin’ Brands or any wholly-owned subsidiary of Dunkin’ Brands) (subject to certain exceptions, including the incurrence of indebtedness not prohibited by the securitization agreement in an amount not to exceed $3,000,000 in the aggregate) or (ii) make any loans or capital contributions to, or investments in, any other person, in an aggregate amount of $3,000,000 or more for all such investments, other than to any wholly-owned subsidiary of Dunkin’ Brands;

•

increase the compensation, bonus, severance or termination pay payable or that could become payable by Dunkin’ Brands or any of its subsidiaries to any current or former directors or vice presidents or more senior employees, subject to certain exceptions;

•	enter into any employment, consulting, severance, retention or termination agreement or arrangement with any director or executive officer of Dunkin’ Brands;

•	establish, adopt or enter into or amend in any material respect any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•

establish, adopt, enter into, materially modify or terminate any employee benefit plan other than amendments to such plan in the ordinary course of business and renewals of employee benefit plans that are health, welfare and insurance plans in the ordinary course of business;

•	act to accelerate or fund or in any other way secure any rights or benefits under any Plan to the extent not already provided in any such Plan;

•

pay any bonus to any of the current or former directors, officers, employees or individual consultants of Dunkin’ Brands or its subsidiaries, other than annual bonuses payable in respect of fiscal year 2020 as set forth in Dunkin’ Brands disclosure schedule;

•	promote any employee who is an officer to a position more senior than such employee’s position as of October 30, 2020, or promote a non-officer employee to an officer position;

•	grant any new awards under any Plan except as contemplated in the Merger Agreement;

•	take any action to amend, waive or accelerate any rights or benefits under any Plan;

•	grant, amend or modify any equity or equity-based awards (except as provided for above);

•	hire or terminate without cause any vice president or more senior employee;

•

forgive any loans, or issue any loans (other than loans under any employee benefit plan intended to qualify under Section 401(k) of the Code and routine travel and business advances issued in the ordinary course of business), to directors, officers or employees of Dunkin’ Brands or any of its subsidiaries;

•	settle any legal action, in each case involving or against Dunkin’ Brands or any subsidiary of Dunkin’ Brands, subject to certain exceptions;

•

make any material change in accounting methods, principles or practices by Dunkin’ Brands or any of its subsidiaries except as required by generally accepted accounting principles (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or by law;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than internal reorganizations solely by or among wholly-owned subsidiaries of Dunkin’ Brands) or enter into a new line of business or franchise system;

•	take certain tax-related actions;

•

make capital expenditures other than in accordance with the annual budget for 2020 provided to Parent, maintenance capital expenditures and required repairs and expenditures in the ordinary course of business and any other capital expenditures taken outside of the ordinary course of business not in excess of $5,000,000 in the aggregate;

•

voluntarily terminate, materially amend or modify or waive material rights or material claims under certain material contracts or enter into any contract that would have been considered such contract if it had been entered into prior to October 30, 2020, in each case, other than in the ordinary course of business;

•

enter into any material contract that would, to the knowledge of Dunkin’ Brands, bind affiliates of the surviving corporation (other than Dunkin’ Brands, the surviving corporation or subsidiaries of Dunkin’ Brands or the surviving corporation) following the closing;

•	fail to use commercially reasonable efforts to renew or maintain existing insurance policies or form any captive insurance program;

•

make any material change to the terms of Dunkin’ Brands’ or any of its subsidiaries’ system-wide policies or procedures with respect to franchisee royalty or other fees and charges, or maintenance of Dunkin’ Brands funds or franchisee incentives or franchisee economic assistance, in each case, other than in the ordinary course of business;

•

subject to certain exceptions, open any restaurant in a country where Dunkin’ Brands or any subsidiary does not currently have an owned or franchised restaurant or otherwise engage in any other operations in any country in which Dunkin’ Brands or any subsidiary does not currently conduct other operations; or

•	agree to take any of the above actions.

Other Covenants and Agreements

No Solicitation; Acquisition Proposals

Except as expressly permitted by the Merger Agreement, Dunkin’ Brands has agreed that it will and will cause its subsidiaries and will instruct its and its subsidiaries’ respective officers, directors, employees, financial advisors, accountants, consultants, legal counsel, agents and other representatives and advisors (which we refer to as “representatives”) to promptly cease and cause to be terminated, any solicitation, discussions or negotiations that may be ongoing with a potential acquirer or its representative with respect to an Acquisition Proposal, and will promptly request the prompt return or destruction of all confidential information previously furnished in connection therewith and promptly terminate all physical and electronic data room access previously granted to any such person or its representatives.

Under the Merger Agreement, an “Acquisition Proposal” means any proposal or offer, from any person or group, other than Parent, Purchaser or their affiliates, relating to (A) any direct or indirect acquisition, in a single transaction or a series of related transactions, of (1) assets constituting 20% or more of the consolidated assets, revenue or net income of Dunkin’ Brands and its subsidiaries, taken as a whole (based on the fair market value thereof as determined in good faith by the Dunkin’ Brands Board), including an acquisition of 20% or more of such consolidated assets, revenue or net income of Dunkin’ Brands and its subsidiaries indirectly through the acquisition of equity interests of one of Dunkin’ Brands’ subsidiaries, or (2) 20% or more of any class of voting securities of Dunkin’ Brands; (B) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning, or having the right to acquire beneficial ownership of, 20% or more of any class of voting securities of Dunkin’ Brands; or (C) any merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving Dunkin’ Brands and its wholly-owned subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets, revenue or net income of Dunkin’ Brands and its subsidiaries, taken as a whole (based on the fair market value thereof as determined in good faith by the Dunkin’ Brands Board) (other than any such transaction among Dunkin’ Brands and any of its wholly-owned subsidiaries or among its wholly-owned subsidiaries).

Except as permitted by the Merger Agreement (as described below), prior to the consummation of the Offer, Dunkin’ Brands has agreed that neither it nor any of its subsidiaries will, and it will direct its representatives and its subsidiaries’ representatives not to (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the submission of, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any Acquisition Proposal for the purpose of knowingly facilitating or encouraging an Acquisition Proposal (provided that notifying such person of the existence of the relevant restriction from doing so in the Merger Agreement will not constitute a breach of the Merger Agreement) or (iii) except for an acceptable confidentiality agreement, enter into any acquisition agreement, Merger Agreement or similar agreement relating to any Acquisition Proposal (we refer to each as an “acquisition agreement”).

Receipt of Acquisition Proposal

Prior to the consummation of the Offer, if Dunkin’ Brands receives an Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, Dunkin’ Brands, its subsidiaries and their representatives may contact the person making such Acquisition Proposal to clarify the terms and conditions thereof or to inform such person of the existence of the provisions in the Merger Agreement restricting Dunkin’ Brands’ and its subsidiaries’ solicitation of Acquisition Proposals. If the Dunkin’ Brands Board determines (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal is, or could reasonably be expected to lead to or result in, a Superior Proposal, Dunkin’ Brands its subsidiaries and their representatives may (i) engage or participate in discussions or negotiations with the person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal and (ii) furnish information to the person making such Acquisition Proposal and its representatives pursuant to a confidentiality agreement with terms no less favorable, in the aggregate, to Dunkin’ Brands than the terms of the confidentiality agreement entered into by Parent and Dunkin’ Brands in connection with the Merger Agreement (which we refer to as an “acceptable confidentiality agreement”). Dunkin’ Brands will promptly furnish to Parent any information that is furnished to any such person which was not previously furnished to Parent or its representatives.

Under the Merger Agreement, a “Superior Proposal” means any written Acquisition Proposal that is on terms that the Dunkin’ Brands Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and after taking into account the legal, financial, financing, regulatory and other aspects of such Acquisition Proposal (x) is reasonably capable of being consummated in accordance with its terms and (y) if consummated would result in a transaction more favorable to Dunkin’ Brands stockholders, from a financial point of view, than the Merger (taking into account any proposed amendment or modification proposed by Parent). For purposes of the reference to “Acquisition Proposal” in the definition of Superior Proposal, all references to “20%” in the definition of “Acquisition Proposal” will be deemed references to “51%.”

Notice of Acquisition Proposal

After receipt of any Acquisition Proposal or any request for non-public information relating to an Acquisition Proposal or inquiries, offers or proposals that could reasonably be expected to result in an Acquisition Proposal, Dunkin’ Brands must, within forty-eight (48) hours, notify Parent of the material terms of such Acquisition Proposal or similar request, inquiry, offer or proposal received by Dunkin’ Brands, and the identity of the person or group making such Acquisition Proposal, request, inquiry, offer or proposal. Dunkin’ Brands must (i) keep Parent reasonably informed on a reasonably prompt basis of the status and material terms of, and material changes in, any such Acquisition Proposal, request, inquiry, offer or proposal (including copies of any material written requests, proposals, offers or agreements) and (ii) make available to Parent copies of all written due diligence materials concerning Dunkin’ Brands provided by Dunkin’ Brands to such party to the extent not previously made available to Parent. Promptly and within forty-eight (48) hours following a determination by Dunkin’ Brands that an Acquisition Proposal is a Superior Proposal, Dunkin’ Brands must notify Parent of such determination.

Dunkin’ Brands Board Recommendation; Adverse Recommendation Change; Fiduciary Exception

Dunkin’ Brands has represented in the Merger Agreement that by resolutions duly adopted at a meeting duly called and held, the Dunkin’ Brands Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Dunkin’ Brands and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) authorized and approved the execution, delivery and performance by Dunkin’ Brands of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger); and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of Dunkin’ Brands accept the Offer and tender their Shares to Purchaser pursuant to the Offer (such recommendation, the “Dunkin’ Brands Board Recommendation”).

Except as permitted by the Merger Agreement, the Merger Agreement provides that the Dunkin’ Brands Board will not effect an “Adverse Recommendation Change” except as described below. Under the Merger Agreement, generally, the Dunkin’ Brands Board may not (i) withhold, withdraw or adversely qualify (or materially modify or amend in a manner adverse to Parent or Purchaser) the Dunkin’ Brands Board Recommendation; (ii) approve, adopt or recommend, or declare the advisability of, any Acquisition Proposal; (iii) fail to include the Dunkin’ Brands Board Recommendation in Dunkin’ Brands’ Schedule 14D-9; (iv) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act within ten (10) business days after the commencement of such offer; or (v) if an Acquisition Proposal (other than described in the previous clause (iv)) has been publicly announced or disclosed, fail to reaffirm the Dunkin’ Brands Board Recommendation upon the written request of Parent within ten (10) business days after such written request (any action in the foregoing clauses (i)-(v) being referred to as an “Adverse Recommendation Change”). Parent may deliver only one (1) such request with respect to any Acquisition Proposal, provided that Parent may deliver an additional such request following any material change to any Acquisition Proposal. However, certain determinations of the Dunkin’ Brands Board specified in the Merger Agreement or notices delivered to Parent pursuant to the Merger Agreement do not constitute an Adverse Recommendation Change.

The Dunkin’ Brands Board or any committee thereof may waive any standstill provisions in any agreement to the extent such standstill provisions would prohibit the counterparty from making an Acquisition Proposal privately to the Dunkin’ Brands Board. Dunkin’ Brands must provide written notice to Parent of any such waiver or release of any standstill by Dunkin’ Brands (including disclosure of the identities of the parties thereto), except any waiver or release that occurs automatically as a result of the entry by Dunkin’ Brands into the Merger Agreement.

Prior to the consummation of the Offer, if in response to an unsolicited Acquisition Proposal made after October 30, 2020 that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and that has not been withdrawn, the Dunkin’ Brands Board determines (after consultation with outside legal counsel and financial advisors) that such Acquisition Proposal is a Superior Proposal and determines (after consultation with its outside legal counsel) that its failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, then (i) the Dunkin’ Brands Board may make an Adverse Recommendation Change or (ii) Dunkin’ Brands may terminate the Merger Agreement in order to enter into an acquisition agreement with respect to such Superior Proposal. Dunkin’ Brands may only terminate the Merger Agreement to enter into an acquisition agreement with respect to such Superior Proposal if prior to, or substantially concurrently with such termination it pays the termination fee described in the “—Dunkin’ Brands Termination Fee” section below and concurrently with such termination enters into an acquisition agreement with respect to such Superior Proposal.

Prior to effecting an Adverse Recommendation Change with respect to a Superior Proposal or terminating the Merger Agreement in order to enter into an acquisition agreement with respect to a Superior Proposal, (i) Dunkin’ Brands must notify Parent in writing that it intends to take such action, (ii) Dunkin’ Brands must provide Parent a summary of the material terms and conditions of such Superior Proposal (including the consideration offered therein and the identity of the person or group making the Superior Proposal) and an unredacted copy of the acquisition agreement, (iii) if requested to do so by Parent, for a period of four (4) business days following delivery of such notice, Dunkin’ Brands must discuss and negotiate in good faith, and will make its representatives available to discuss and negotiate in good faith, with Parent and Parent’s representatives, any proposed modifications to the terms and conditions of the Merger Agreement proposed by Parent in writing, and (iv) no earlier than the end of such four (4) business day period, Dunkin’ Brands must determine, after considering the terms of any amendment or modification to the Merger Agreement proposed by Parent during such four (4) business day period and in consultation with its outside legal counsel and financial advisors, that such Superior Proposal still constitutes a Superior Proposal and that its failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law. However, any change to the financial or other material terms of a proposal that was previously the subject of a notice under this paragraph will require a new notice to Parent as provided above, but with respect to any such subsequent notice, references to a “four (4) business day period” will be deemed references to a “two (2) business day period.” The actions of the Dunkin’ Brands Board in making such determination, and the providing of such notice and such determination and notice will not in itself constitute an Adverse Recommendation Change or a basis for Parent to terminate the Merger Agreement.

Intervening Event

At any time prior to the consummation of the Offer, but subject to Dunkin’ Brands’ and the Dunkin’ Brands Board’s compliance with their respective obligations to provide notice as described below, the Dunkin’ Brands Board may make an Adverse Recommendation Change in response to an intervening event if the Dunkin’ Brands Board determines (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change in response to such intervening event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Prior to effecting an Adverse Recommendation Change with respect to an intervening event, (i) Dunkin’ Brands must notify Parent in writing that it intends to effect an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change and the material facts and circumstances relating to such intervening event, (ii) if requested to do so by Parent, for a period of three (3) business days following delivery of such notice, Dunkin’ Brands must discuss and negotiate in good faith, and will make its representatives available to discuss and negotiate in good faith, with Parent’s representatives any proposed modifications to the terms and conditions of the Merger Agreement to obviate the need for such Adverse Recommendation Change and (iii) no earlier than the end of such three (3) business day period, the Dunkin’ Brands Board must determine, after considering the terms of any proposed amendment or modification to the Merger Agreement agreed upon by Parent during such three (3) business day period and in consultation with its outside legal counsel, that the failure to effect an Adverse Recommendation Change would still reasonably be expected to be inconsistent with the Dunkin’ Brands Board’s fiduciary duties under applicable law. However, any material development to an event that was previously the subject of a notice under this paragraph will require a new notice to Parent as provided above, but with respect to any such subsequent notice, references to a “three (3) business day period” will be deemed references to a “two (2) business day period.”

Under the Merger Agreement, an “intervening event” means any change, effect, event, occurrence or fact that materially affects Dunkin’ Brands and its subsidiaries, taken as a whole, that does not relate to an Acquisition Proposal and was not known or reasonably foreseeable to the Dunkin’ Brands Board as of October 30, 2020 (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Dunkin’ Brands Board as of October 30, 2020), other than any change, effect, event, occurrence or fact (i) resulting from a material breach of the Merger Agreement by Dunkin’ Brands or (ii) resulting from the coronavirus (COVID-19) pandemic or any COVID-19 Measures.

Access to Information

Except (i) as otherwise prohibited by applicable law or the terms of any contract in effect as of October 30, 2020 or (ii) as would be reasonably expected to result in the loss of any attorney-client privilege (provided, that Dunkin’ Brands must use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not, in the case of clause (i), result in a violation of law or the terms of any contract, or, in the case of clause (ii) above, result in a loss of attorney-client or other legal privilege), from the period commencing on in effect as of October 30, 2020 until the effective time, Dunkin’ Brands will (and will cause its subsidiaries to), at Parent’s expense: (x) provide to Parent and its representatives reasonable access, during normal business hours and upon reasonable prior notice to Dunkin’ Brands by Parent, to the officers, employees, properties and offices and other facilities of Dunkin’ Brands and its subsidiaries and to the material books and records thereof, and (y) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities and personnel of Dunkin’ Brands and its subsidiaries as reasonably requested by Parent. Dunkin’ Brands may satisfy its obligations summarized in this paragraph by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable law (including as a result of COVID-19 or any COVID-19 Measures).

Indemnification and Insurance

From and after the effective time, the surviving corporation and its subsidiaries will, and Parent must cause the surviving corporation to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of Dunkin’ Brands and its subsidiaries under the indemnification agreements between Dunkin’ Brands or any subsidiary of Dunkin’ Brands and any of their respective present or former directors and officers (collectively, we refer to such individuals as the “indemnified parties”). In addition, Parent has agreed to cause the certificate of incorporation and by-laws of the surviving corporation to contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the certificate of incorporation and by-laws of Dunkin’ Brands effective as of October 30, 2020. Such exculpation and indemnification provisions may not be amended, repealed or otherwise modified for a period of six (6) years from the effective time in any manner that would affect adversely the rights of individuals who, at or prior to the effective time, were directors, officers, employees, fiduciaries or agents of Dunkin’ Brands or any subsidiary of Dunkin’ Brands.

For a period of six (6) years after the effective time, Parent has agreed to cause the surviving corporation to, to the fullest extent permitted under law, indemnify and hold harmless each indemnified party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any legal action (whether arising before or after the effective time), arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of Dunkin’ Brands or one of its subsidiaries, whether occurring on or before the effective time. The surviving corporation has agreed to pay all expenses of each indemnified party in advance of the final disposition of any such legal action, subject to repayment if it is ultimately determined that the indemnified party is not entitled to indemnification. In the event of any such legal action, (i) the surviving corporation will pay the reasonable fees and expenses of counsel selected by the indemnified parties, promptly after statements are received, (ii) neither Parent nor the surviving corporation will settle, compromise or consent to the entry of any judgment in any pending or threatened legal action to which an indemnified party is a party and is eligible for indemnification under the Merger Agreement, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability arising out of such legal action or such indemnified party otherwise consents in writing, and (iii) Parent and the surviving corporation will cooperate in the defense of any such matter. In the event that any claim for indemnification is asserted or made within such six (6)-year period, all rights to indemnification in respect of such claim will continue until the disposition of the claim. The rights of each indemnified party are in addition to any rights such person may have under the certificate of incorporation or by-laws (or similar organizational documents) of Dunkin’ Brands and the surviving corporation or any of their subsidiaries, or under any law or under any agreement of any indemnified party with Dunkin’ Brands or any subsidiary of Dunkin’ Brands.

Prior to the effective time, Dunkin’ Brands may obtain “tail” insurance policies with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the effective time on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on October 30, 2020 for the six (6)-year period following the effective time at a price not to exceed 300% of the amount per year Dunkin’ Brands paid for such insurance in its last full fiscal year prior to October 30, 2020. If Dunkin’ Brands does not obtain “tail” insurance prior to the effective time, the surviving corporation will either (i) cause to be obtained at the effective time “tail” insurance policies with a claims period of at least six (6) years from the effective time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as Dunkin’ Brands’ existing policies for claims arising from facts or events that occurred on or prior to the effective time; or (ii) maintain in effect for six (6) years from the effective time, if available, the current directors’ and officers’ liability insurance policies maintained by Dunkin’ Brands; provided, that the surviving corporation may substitute policies of at least the same coverage containing terms and conditions that are not less favorable with respect to matters occurring prior to the effective time. However, the surviving corporation is not required to expend more than an amount per year equal to 300% of current annual premiums paid by Dunkin’ Brands for such insurance.

Efforts to Complete the Merger; Regulatory Approvals

The Merger Agreement provides that each of Dunkin’ Brands, Parent and Purchaser will use its respective reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate, as promptly as reasonably practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to:

•

obtain all authorizations, consents, orders, approvals, licenses, permits and waivers of all governmental authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	provide such other information to any governmental authority as it may lawfully request in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement;

•

cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority; and

•	keep each other reasonably apprised of the content and status of any communications with or from any governmental authority with respect to the transactions contemplated by the Merger Agreement.

Under the Merger Agreement, each of Dunkin’ Brands and Parent is required to:

•

as promptly as practicable, and in any event, within five (5) business days after the date of the Merger Agreement, file with the U.S. Department of Justice and the Federal Trade Commission an appropriate notification and report form under the HSR Act relating to the Merger;

•

coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting period, including under the HSR Act; and

•

provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any governmental authority or members of its staff, on the other hand, with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement. However, each party may, as it deems advisable and necessary, reasonably designate any competitively sensitive materials provided to the other party as “outside counsel only material” and may redact the materials as necessary to (i) remove references concerning the valuation of Dunkin’ Brands, (ii) comply with contractual arrangements and (iii) address reasonable attorney-client or other privilege or confidentiality concerns.

Parent and Purchaser are required to use reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority or any other party so as to enable the parties to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement as promptly as practicable, including by:

•

proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of Parent’s, Purchaser’s and their respective subsidiaries’ assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent and Purchaser, and entering into such other arrangements as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by the Merger Agreement;

•

taking all action necessary, including litigation on the merits and defending any action in order to resist entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that would prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or which would prevent the consummation of the transactions contemplated by the Merger Agreement prior to the outside date; and

•	paying all fees or making other payments to any governmental authority in order to make HSR Act filings or obtain any necessary authorizations, consents, orders or approvals under antitrust law.

No party to the Merger Agreement will be required, nor are Dunkin’ Brands or any subsidiary of Dunkin’ Brands permitted, to (i) take or agree to take any action with respect to the assets, properties, business or operations of any party to the equity commitment letter or any of its portfolio companies (other than Dunkin’ Brands and its subsidiaries after the Closing, and excluding, Parent and its subsidiaries) or (ii) take or commit to take any action with respect to its assets, properties, business or operations in connection with obtaining the expiration or termination of the applicable waiting period under, or any approvals under, the HSR Act or any authorization, unless the effectiveness of such agreement or action is conditioned upon the occurrence of the Closing.

Under the Merger Agreement, none of Dunkin’ Brands, Dunkin’ Brands’ subsidiaries, Parent, Purchaser or any subsidiary of Parent or Purchaser is permitted to enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it materially more difficult, or to materially increase the time required, to: (i) consummate the Merger and the Closing, (ii) obtain the expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, orders and approvals required under any other antitrust law applicable to the transactions contemplated by the Merger Agreement, (iii) avoid the entry of, avoid the commencement of litigation seeking the entry of, or effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement or (iv) obtain all authorizations, consents, orders and approvals of governmental authorities necessary for the consummation of the transactions contemplated by the Merger Agreement.

Financing

Under the Merger Agreement, Parent and Purchaser have agreed to use their reasonable best efforts to take, or use reasonable best efforts to cause their representatives to take, all actions, or cause to be done, all things necessary, proper or advisable to arrange and obtain the financing provided under the equity commitment letter and the debt commitment letter (which we refer to together with the equity commitment letter, the “commitment letters”), including:

•	maintaining in effect the commitment letters;

•	satisfying on a timely basis all conditions applicable to Parent and Purchaser (and that are within their control) set forth in the debt commitment letter;

•	entering into definitive agreements to consummate the debt and equity commitments;

•

consummating the equity and debt commitments contemplated by the commitment letters and necessary to fund the acquisition (taking into account the equity commitment and other sources) on or prior to the closing date (and in any event prior to the outside date);

•

without the reasonable consent of Dunkin’ Brands’, not consenting to amendments or waivers under the debt commitment letter that would reduce the amount of debt necessary to fund the acquisition (taking into account the equity commitment and other sources), that would expand or impose new conditions, that would reasonably be expected to adversely impact the ability of Parent and Purchaser to enforce their rights under the debt commitment letter or delay the financing necessary to fund the acquisition (taking into account the equity commitment and other sources);

•

Notifying Dunkin’ Brands’ of any breach or defaults under the debt commitment letter of which Parent becomes aware that would result in the financing necessary to fund the acquisition not being available (taking into account the equity commitment and other sources), any written notice of any actual or threatened repudiation or termination of the debt financing by any party to the debt commitment letter or if Parent or Purchaser believes in good faith that it will not be able to obtain the financing in an amount necessary to fund the acquisition (taking into account the equity commitment and other sources);

•

To the extent the conditions to the funding of the debt financing have been satisfied, fully enforcing the rights of Parent and Purchaser and the obligations of the Investors and the lenders under the commitment letters);

•

seeking alternative debt financing (though Parent and Purchaser are not required to obtain financing that (i) has greater fees than the fees under the original debt commitment letter or (ii) on terms, taken as a whole, that are less favorable to Parent than those contained in the original debt commitment letter.

Consummation of the financing is not a condition to the Offer. Between October 30, 2020 and the consummation of the Merger, Dunkin’ Brands has agreed to provide such reasonable assistance and cooperation as Parent may reasonably request in connection with any proposed debt financing (provided, that such requested assistance and cooperation does not interfere with the ongoing operation of Dunkin’ Brands’ business).

Employee Matters

For the period immediately following the effective time of the Merger and ending on the earlier of (i) the twelve (12) month anniversary of the effective time of the Merger and (ii) December 31, 2021, Parent will, and will cause the surviving company and its subsidiaries to, (x) provide each employee of Dunkin’ Brands and its subsidiaries (“Dunkin’ Brands employee”) as of the effective time of the Merger with base compensation and cash incentive opportunities that are, in each case, not less than what was provided to such employees immediately prior to the effective time of the Merger, (y) provide each Dunkin’ Brands employee as of the effective time of the Merger with severance payments and benefits in an amount and on terms and conditions that are no less favorable than those provided by Dunkin’ Brands’ existing severance plans, policies and arrangements applicable to such Dunkin’ Brands employee or as set forth on the Dunkin’ Brands disclosure schedule as of immediately prior to the effective time of the Merger and (z) provide each Dunkin’ Brands employee as of the effective time of the Merger with all other compensation and employee benefits that are not less favorable in the aggregate to those provided to such Dunkin’ Brands employee as of immediately prior to the effective time of the Merger (excluding all equity-based compensation).

Dunkin’ Brands employees will receive credit for all service with Dunkin’ Brands and its subsidiaries and their respective predecessors under any employee benefit plan of Parent, the surviving company, or any of their subsidiaries for purposes of eligibility to participate, vesting, benefit accrual (solely for purposes of any vacation policy and severance policy) and eligibility to receive benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) under any employee benefit plan, program or arrangement established or maintained by Parent, the surviving company or any of their respective subsidiaries under which any Dunkin’ Brands employee may be eligible to participate on or after the effective time of the Merger to the same extent recognized by Dunkin’ Brands or any of its subsidiaries under comparable Dunkin’ Brands plans immediately prior to the effective time of the Merger. For the avoidance of doubt, each Dunkin’ Brands employee’s vacation and sick time accruals, as of the effective time of the Merger, will carry over to Parent, surviving company and their respective subsidiaries. Notwithstanding the foregoing, nothing in the Merger Agreement will be construed to require crediting of service that would result in (i) duplication of benefits for the same period of service or (ii) service credit for benefit accruals under a defined benefit pension plan or any grandfathered or frozen Parent benefit plan.

With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the surviving company in which a Dunkin’ Brands employee may be eligible to participate on or after the effective time of the Merger, Parent and the surviving company will use commercially reasonable efforts to (i) waive, or cause the insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Dunkin’ Brands employee and any covered dependent under any welfare benefit plan of Parent to the same extent waived under a comparable Dunkin’ Brands plan, and (ii) provide credit to each Dunkin’ Brands employee and any covered dependent for any co-payments, deductibles and out-of-pocket expenses paid by such Dunkin’ Brands employee or covered dependent under Dunkin’ Brands plans during the relevant plan year, up to and including the effective time of the Merger.

Pursuant to the Merger Agreement, to the extent not paid prior to the Closing Date, Dunkin’ Brands will pay the annual bonuses payable in respect of fiscal year 2020 as of immediately prior to the Closing. With respect to annual bonuses payable in respect of fiscal year 2021, (i) the Dunkin’ Brands Board (or a committee thereof) will not determine the performance targets applicable to the annual bonuses payable in respect of fiscal year 2021 any earlier than the first anniversary of the date on which the Dunkin’ Brands Board (or a committee thereof) set the performance targets for the 2020 bonuses, (ii) if the 2021 annual bonus targets are established in accordance with the foregoing prior to the date on which the Closing occurs, it will be set in a manner consistent with past practice, and will not be established without the consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (iii) if the Closing occurs prior to the date on which the Dunkin’ Brands Board (or a committee thereof) determines the 2021 annual bonus targets in accordance with the preceding clause (i), then Parent shall establish the 2021 annual bonus targets following the Closing after reasonable consultation with the senior management of Dunkin’ Brands and (iv) Parent shall determine the amounts due in respect of 2021 annual bonuses after the Closing based on actual performance as compared to the 2021 annual bonus targets.

Dunkin’ Brands and Parent acknowledge that the consummation of the Merger will constitute a change in control of Dunkin’ Brands under the terms of Dunkin’ Brands’ employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

Stock Exchange De-Listing

Parent has agreed to cause Dunkin’ Brands’ securities to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as practicable following the effective time of the Merger and, prior to the effective time of the Merger, Dunkin’ Brands will reasonably cooperate with Parent to accomplish the foregoing.

Stockholder Litigation

Dunkin’ Brands has agreed to notify Parent promptly of the commencement of, and promptly advise Parent of any material developments with respect to, any stockholder litigation brought or threatened in writing against Dunkin’ Brands or its directors or officers relating to the transactions contemplated by the Merger Agreement, and Dunkin’ Brands has agreed to keep Parent reasonably informed with respect to the status thereof. Dunkin’ Brands is entitled to direct and control the defense of any such stockholder litigation. However, Dunkin’ Brands has agreed to give Parent the right to consult and participate in the defense, negotiation or settlement of any such transaction-related litigation and Dunkin’ Brands must give reasonable and good faith consideration to Parent’s advice with respect to such litigation. Dunkin’ Brands has agreed not to settle any transaction-related litigation without Parent’s prior written consent (which will not be unreasonably withheld, delayed or conditioned).

Takeover Laws

If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover law becomes or is deemed to be applicable to the Merger Agreement or the transactions contemplated thereby, then the Dunkin’ Brands Board will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated under the Merger Agreement and otherwise act to render such law or laws inapplicable to the foregoing.

Conditions of the Offer

See “Section 15—Conditions of the Offer.”

Conditions to the Merger

The obligations of Parent and Purchaser, on the one hand, and Dunkin’ Brands, on the other hand, to complete the Merger are each subject to the satisfaction or (if permissible by law) the written waiver of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) shall have consummated the Offer; and

•

no governmental authority of competent jurisdiction sitting in the United States shall have enacted, issued, promulgated, enforced or entered any law or order, whether temporary, preliminary or permanent, that is in effect on the closing date that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger.

Termination

The Merger Agreement may be terminated at any time as follows:

•	by mutual written consent of each of Dunkin’ Brands and Parent any time prior to the Acceptance Time; or

•

by either Dunkin’ Brands or Parent if any governmental authority of competent jurisdiction sitting in the United States has enacted, issued, promulgated, enforced or entered any law or order permanently restraining, enjoining, prohibiting or making illegal (i) prior to the Acceptance Time, the consummation of the Offer or (ii) prior to the effective time, the consummation of the Merger and, in each case, such law or order has become final and nonappealable. However, the party seeking to terminate the Merger Agreement can only terminate if it has not breached in any material respect its obligations regarding obtaining regulatory approval in a manner that has primarily caused such law or order to be enacted, issued, promulgated, enforced or entered; or

•	by Parent if:

•

at any time prior to the Acceptance Time and after the Outside Date, the Offer has not been consummated on or before March 31, 2021 (as such date may be extended pursuant to the terms of the Merger Agreement or by the mutual written consent of Dunkin’ Brands or Parent, the “Outside Date”). However, if on the Outside Date all of the conditions to the Offer have been satisfied other than (i) those by their terms that are not contemplated to be satisfied until the Acceptance Time and (ii) Dunkin’ Brands Representation Condition solely as it relates to a Specified Default (unless such Specified Default is waived by written notice of Parent to Dunkin’ Brands), then, subject to certain restrictions, Parent or Dunkin’ Brands will have the right, exercisable by written notice thereof to the other party, to extend the Outside Date until the date that is one (1) business day following the earlier of:

•	the date on which such Specified Default is required to be cured pursuant to the Securitization Agreement or the applicable Collateral Transaction Document, as the case may be; and

•

thirty (30) days following the Outside Date without giving effect to the extension of the Outside Date described in this clause (provided the Specified Default is cured through an immaterial amendment or with the written consent of Parent) (the “Parent Outside Date Termination”); or

•	at any time prior to the Acceptance Time, Dunkin’ Brands has effected an Adverse Recommendation Change (an “Adverse Recommendation Change Termination”); or

•

at any time prior to the Acceptance Time, any breach or inaccuracy of any representation or warranty or failure to perform any covenant or agreement on the part of Dunkin’ Brands set forth in the Merger Agreement has occurred that (A) would cause not to be satisfied the Dunkin’ Brands Representation Condition or the condition to the Offer that Dunkin’ Brands has performed or complied with, in all material respects, each covenant, agreement and obligation required by the Merger Agreement to be to be performed or complied with by it on or prior to the Offer Expiration Time (B) is not capable of being cured prior to the Outside Date or, if curable in such time frame, is not cured by Dunkin’ Brands within thirty (30) days of receipt by Dunkin’ Brands of written notice of such breach or failure. However, Parent and Purchaser will not have a right to terminate the Merger Agreement pursuant to this provision if Parent or Purchaser are then in material breach of the Merger Agreement; or

•	by Dunkin’ Brands if:

•

at any time prior to the Acceptance Time and after the Outside Date, the Offer shall not have been consummated on or before the Outside Date, provided that the right to terminate the Merger Agreement will not be available to Dunkin’ Brands if its breach of any representations or warranties or failure to perform any agreements or covenants set forth in the Merger Agreement primarily caused or resulted in the failure of the consummation of the Offer to occur on or before such date (the “Dunkin’ Brands Outside Date Termination”); or

•

at any time prior to the Acceptance Time, any breach or inaccuracy of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement shall have occurred that (A) would cause any of the conditions to the Offer not to be satisfied or reasonably be expected to prevent, materially delay or materially impede the consummation of the Offer or the Merger and (B) is not capable of being cured prior to the Outside Date or, if curable in such time frame, is not cured by Parent or Purchaser within thirty (30) days of receipt by Parent of written notice of such breach or failure; provided, that Dunkin’ Brands is not then in material breach of the Merger Agreement (a “Parent Breach Termination”); or

•

at any time prior to the Acceptance Time, the Dunkin’ Brands Board determines to enter into an acquisition agreement with respect to a Superior Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement; provided that (A) prior to, or substantially concurrently with, such termination Dunkin’ Brands pays the termination fee described in the “—Dunkin’ Brands Termination Fee” section below and (B) Dunkin’ Brands concurrently enters into such acquisition agreement (a “Superior Proposal Termination”); or

•

(A) the conditions to the Offer (other than those conditions to the Offer that by their nature are to be satisfied at the Offer Expiration Time, but subject to such conditions to the Offer being able to be satisfied) have been satisfied or waived at the Offer Expiration Time (after giving effect to any extensions thereof in accordance the Merger Agreement), (B) Purchaser shall have failed to consummate the Offer within three (3) business days following the Offer Expiration Time, (C) Dunkin’ Brands has provided irrevocable written notice to Parent at least three (3) business days prior to such termination that it is prepared, willing and able to consummate the Transactions and (D) at all times during such three (3) business day period, Dunkin’ Brands stood ready, willing and able to consummate the Transactions (a “Failure to Close Termination”).

Dunkin’ Brands Termination Fee

Dunkin’ Brands would be required to pay a termination fee of $268,000,000, which we refer to as the “Dunkin’ Brands Termination Fee,” to Parent if the Merger Agreement is terminated:

•	pursuant to a Superior Proposal Termination;

•	pursuant to an Adverse Recommendation Change Termination;

•

pursuant to a Parent Outside Date Termination or Dunkin’ Brands Outside Date Termination, and prior to such termination (but after October 30, 2020), an Acquisition Proposal has been made to the Dunkin’ Brands Board or becomes publicly known, and is not withdrawn prior to the Offer Expiration Time, and Dunkin’ Brands later consummates the transaction contemplated by such Acquisition Proposal within nine (9) months of the termination, or within nine (9) months of the termination enters into a definitive agreement in connection with an Acquisition Proposal and such transaction is later consummated at any point in time.

The Dunkin’ Brands Termination Fee is payable prior to or concurrently with termination of the Merger Agreement in the event of a Superior Proposal Termination, and, in all other cases, within two (2) business days after the date of the event giving rise to the obligation to pay the Dunkin’ Brands Termination Fee.

Parent Termination Fee

Parent would be required to pay a termination fee of $469,000,000, which we refer to as the “Parent Termination Fee,” to Dunkin’ Brands if the Merger Agreement is terminated:

•	pursuant to a Parent Breach Termination;

•	pursuant to a Failure to Close Termination; or

•

pursuant to a Parent Outside Date Termination or Dunkin’ Brands Outside Date Termination if Dunkin’ Brands would have been entitled to terminate the Merger Agreement from a Parent Breach Termination or Failure to Close Termination.

The Parent Termination Fee is payable within two (2) business days after the date of the event giving rise to the obligation to pay the Parent Termination Fee.

Amendment; Extension; Waivers

At any time prior to the consummation of the Offer, the Merger Agreement may be amended by written agreement by Dunkin’ Brands, Parent and Purchaser, except that certain provisions of the Merger Agreement may not be amended in any manner that is materially adverse to the debt financing sources, their affiliates and their respective members, partners or representatives without the prior written consent of the debt financing sources.

At any time prior to the effective time of the Merger, Parent (on behalf of itself and Purchaser), on the one hand, and Dunkin’ Brands, on the other hand, may:

•	extend the time for the performance of any obligation or other act of any other party to the Merger Agreement;

•	waive any inaccuracy in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant thereto; and

•	waive compliance with any agreement of any other party or any condition to its own obligations contained in the Merger Agreement.

Such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of those rights. Notwithstanding the foregoing, certain provisions of the Merger Agreement may not be amended in any manner that is materially adverse to the debt financing sources, their affiliates and their respective members, partners or representatives without the prior written consent of the debt financing sources.

Expenses

Except as otherwise provided in the Merger Agreement, whether or not the Offer, the Merger or the other transactions contemplated by the Merger Agreement are consummated, all expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Offer, the Merger or any other transaction contemplated by the Merger Agreement is consummated.

Jurisdiction

Dunkin’ Brands, Parent and Purchaser have agreed that, except with respect to matters involving any debt financing source, their affiliates or their respective members, partners or representatives or in connection with the debt financing or the debt commitment letter, any proceeding in respect of any claim arising from, under or in connection with the Merger Agreement will be brought exclusively in the competent courts in the State of Delaware in accordance with the terms of the Merger Agreement. The parties have also agreed to waive jury trial to the fullest extent permitted by law.

Except with respect to matters involving any debt financing source, their affiliates or their respective members, partners or representatives or in connection with the debt financing or the debt commitment letter, each party to the Merger Agreement (i) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any action arising out of or relating to the Merger Agreement brought by either party; (ii) agrees that service or process will be validly effected by sending notice in accordance with the Merger Agreement and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts in Delaware, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that the Merger Agreement or the transactions contemplated by the Merger Agreement may not be enforced in or by any of the above-named courts.

For actions involving any debt financing source, their affiliates or their respective members, partners or representatives or arising out of or in connection with the debt financing or the debt commitment letter, each party to the Merger Agreement agrees (i) that such actions will be subject to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York, or if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees not to bring (or permit any of its affiliates to bring or support anyone else in bringing) any such Action in any other court and (ii) to waive and hereby waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court.

Limitations on Remedies

In the event that Parent and Purchaser fail to consummate the Offer or the Merger as and when required under the Merger Agreement, or otherwise breach the Merger Agreement (whether willfully, intentionally, unintentionally or otherwise), the remedies available to Dunkin’ Brands are limited to the following:

•

an order of specific performance enforcing the terms of the Merger Agreement, and the equity commitment letter or limited guaranty (as further described below in the section entitled “The Merger Agreement—Specific Performance” beginning on page 57 of this Offer to Purchase);

•	payment of the Parent Termination Fee; or

•

monetary damages. However, monetary damages are only available to Dunkin’ Brands only to the extent that Parent or Purchaser has committed fraud or a willful and material breach of the Merger Agreement; provided that monetary damages are limited, in the aggregate, to an amount equal to the Parent Termination Fee, provided, that Dunkin’ Brands may not seek monetary damages if it has already received the Parent Termination Fee.

Dunkin’ Brands is not entitled to receive both the grant of specific performance which results in the consummation of the Merger (including the funding of the equity commitments, whether under the Merger Agreement or the equity commitment letter, and the payment of the Merger Consideration), on the one hand, and an award of monetary damages, on the other hand. Further, under no circumstances will Parent or Purchaser be entitled to receive both payment of any monetary damages whatsoever, on the one hand, and any payment of the Dunkin’ Brands Termination Fee on the other hand.

Other than the above, none of Parent, its subsidiaries, the Investors, the Guarantors or any parties related to them will have any liability whatsoever to Dunkin’ Brands, its subsidiaries or any parties related to them, arising from any breach by Parent or Purchaser of the Merger Agreement or any claim or cause of action of Dunkin’ Brands or any of its affiliates relating to the Merger Agreement.

Specific Performance

Each of the parties is entitled to: (i) an order of specific performance to enforce the observance and performance of a covenant or obligation that is breached or in respect of which a breach is threatened by another party or (ii) an injunction restraining any such breach or threatened breach.

Furthermore, Dunkin’ Brands is entitled to enforce specifically the terms of the equity commitment letter pursuant to which the Investors are required to provide to Parent funds which, together with the debt financing, the cash on hand of Parent and existing revolving borrowing capacity of Parent, is in an amount sufficient to consummate the Transactions (as described in the section entitled “Equity Financing ” beginning on page 26 of this Offer to Purchase) assuming that indebtedness under the Dunkin’ Brands securitization agreement does not need to be repaid in connection with Closing.

Notwithstanding the above paragraph, Dunkin’ Brands is only entitled to enforce specifically the equity commitment letter (other than certain terms that relate to payment of fees) or cause Parent or Purchaser to consummate the Offer or effect the Merger if (i) with respect to the Offer and the payment of the Offer Price and the equity financing related thereto, the conditions to the Offer have been satisfied or waived at or prior to the Offer Expiration Time (other than those conditions to the Offer that by their nature are to be satisfied at the Offer Expiration Time but which were capable of being satisfied at such time), (ii) with respect to the Merger, the payment of the Merger Consideration and the equity financing related thereto, the conditions of the Merger (as described above) have been satisfied or waived, (iii) the debt financing has been received by Parent in full in accordance with the terms thereof, or the debt financing will be funded at the Closing if the equity financing is funded at the Closing (provided, that Parent and Purchaser shall not be required to draw down the equity commitment letter (other than in respect of the payment of the Dunkin’ Brands Termination Fee) or consummate the Offer and the Closing if the debt financing is not funded at the Acceptance Time) and (iv) Dunkin’ Brands has irrevocably confirmed in writing to Parent that if specific performance is granted and the equity financing and debt financing are funded, then Dunkin’ Brands will proceed with the acceptance by Purchaser and payment for the Shares tendered in the Offer (and Dunkin’ Brands has not revoked, withdrawn, modified or conditioned such confirmation).

Each party to the Merger Agreement agreed, on behalf of itself and its affiliates and representatives, that other than pursuant to (A) the confidentiality agreement, (B) the equity commitment letter and (C) the limited guaranty, all proceedings, claims, obligations, liabilities or causes of action that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to (i) the Merger Agreement or the transactions contemplated by the Merger Agreement, (ii) the negotiation, execution or performance of the Merger Agreement (including any representation or warranty made in, in connection with, or as an inducement to, the Merger Agreement), (iii) any breach or violation of the Merger Agreement and (iv) any failure of the transactions contemplated by the Merger Agreement to be consummated, in each case, may be made only against (and are those solely of) the persons that are expressly identified in the Merger Agreement as a party to the Merger Agreement (or a party to any such other agreement referenced in the Merger Agreement or contemplated by the Merger Agreement) and in accordance with, and subject to the terms and conditions of, the Merger Agreement (or the terms of any such other agreement referenced therein).

Governing Law

The Merger Agreement is governed by Delaware law, provided, that any right or obligation with respect to any debt financing source, debt commitment letter and transactions contemplated thereby is governed by New York law.

Other Agreements

The Limited Guaranty

Simultaneously with the execution of the Merger Agreement, certain investment funds affiliated with Roark Capital Management LLC (the “Guarantors”) provided Dunkin’ Brands with a limited guaranty, dated as of the date of the Merger Agreement (the “Limited Guaranty”), pursuant to which the Guarantors guarantee the payment to Dunkin’ Brands of (i) the Parent Termination Fee, (ii) reasonable and documented costs and expenses payable by Parent or Purchaser in connection with a suit initiated by the Company that results in an award against Parent for the Parent Termination Fee in accordance with the Merger Agreement and (iii) monetary damages that may be due and owing in connection with a pre-closing damages proceeding in accordance with the Merger Agreement.

This summary and description of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Limited Guaranty, which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference.

Confidentiality Agreement

On October 5, 2020, Dunkin’ Brands and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed not to (i) use any confidential information of Dunkin’ Brands for any purpose other than to evaluate a possible negotiated transaction with Dunkin’ Brands (a “Possible Transaction”), (ii) disclose any such confidential information to any other person or entity (other than to certain representatives of Parent solely for the purpose of evaluating a Possible Transaction) or (iii) disclose to any other person or entity the possible occurrence of a Possible Transaction without Dunkin’ Brands’ prior written consent, in each case, subject to certain exceptions.

Under the Confidentiality Agreement, Parent and Roark Capital Management, LLC also agreed, among other things, to certain “standstill” provisions for the benefit of Dunkin’ Brands that expire two (2) years from the date of the Confidentiality Agreement, including restrictions that prohibit Parent and its representatives (acting on Parent’s behalf or at Parent’s direction) and Roark Capital Management, LLC and any of its affiliated investment funds, portfolio companies or brands from, directly or indirectly, without the prior written consent of the Dunkin’ Brands Board, (i) acquiring, agreeing to acquire, proposing, seeking or offering to acquire, or facilitating the acquisition or ownership of, any securities or assets of Dunkin’ Brands, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets (other than purchases of products or services in the ordinary course of business), (ii) entering, agreeing to enter, proposing, seeking or offering to enter into or facilitating any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving Dunkin’ Brands, (iii) making, or in any way participating or engaging in, any solicitation of proxies to vote, or seeking to advise or influence any person or entity with respect to the voting of, any voting securities of Dunkin’ Brands, (iv) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Dunkin’ Brands, (v) calling, requesting the calling of, or otherwise seeking or assisting in the calling of a special meeting of the Dunkin’ Brands Board or the Dunkin’ Brands stockholders, (vi) otherwise acting, alone or in concert with others, to seek to control or influence the management or the policies of Dunkin’ Brands, (vii) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, any of the foregoing, or (viii) advising, assisting or encouraging or entering into any discussions, negotiations, agreements or arrangements with any other person or entity in connection with any of the foregoing.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Dunkin’ Brands.

Purpose of the Offer. We are making the Offer because we want to acquire the entire equity interest in Dunkin’ Brands. The Offer, as the first step in the acquisition of Dunkin’ Brands, is intended to facilitate the acquisition of all outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable after consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dunkin’ Brands. Following the Effective Time, the separate corporate existence of Purchaser shall cease and Dunkin’ Brands will continue as the Surviving Corporation.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in Dunkin’ Brands or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Dunkin’ Brands. Similarly, after selling your Shares in the Offer or upon consummation of the Merger, you will not bear the risk of any decrease in the value of Dunkin’ Brands.

Stockholder Approval. If the Offer is consummated and as a result Purchaser and its affiliates own Shares that represent a majority of the outstanding Shares, Dunkin’ Brands does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the Merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the condition specified in the Merger Agreement, the Merger will become effective as soon as practicable after (but on the same day as) the consummation of the Offer after the satisfaction or waiver of the condition to the Merger set forth in the Merger Agreement (except if such condition shall not be satisfied or waived by such date, in which case no later than the first business day on which such condition is satisfied), without a vote of the Dunkin’ Brands’ stockholders, in accordance with Section 251(h) of the DGCL.

Plans for Dunkin’ Brands. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Dunkin’ Brands and the Dunkin’ Brands Board shortly thereafter.

As of the effective time, the certificate of incorporation of the Surviving Corporation will be amended and restated as a result of the Merger so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement and the bylaws of the surviving corporation will be amended and restated to be the same as the bylaws of Purchaser in effect immediately before the effective time of the Merger, and such certificate of incorporation and bylaws will not be amended, repealed or otherwise modified in any manner that would affect adversely the rights of individuals who were directors, officers, employees, fiduciaries or agents of Dunkin’ Brands or any subsidiary of Dunkin’ Brands for at least six (6) years. The directors of Purchaser immediately prior to the effective time will be the initial directors of the surviving corporation and the officers of Dunkin’ Brands immediately prior to the effective time will be the initial officers of the surviving corporation. The initial directors and officers will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.

Immediately following the consummation of the Merger, Parent intends to cause Dunkin’ Brands to delist the Shares from NASDAQ. Parent intends to cause Dunkin’ Brands to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger as the requirements for termination of registration are met.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands,” Section 13 — “Certain Effects of the Offer” and Section 14 — “Dividends and Distributions,” and except for the transactions contemplated by the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Dunkin’ Brands or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Dunkin’ Brands or any of its subsidiaries, (iii) any material change in Dunkin’ Brands’ present dividend rate or policy, or indebtedness or capitalization, (iv) any other material change in Dunkin’ Brands’ corporate structure or business, (v) changes to the management of Dunkin’ Brands or the Dunkin’ Brands Board, (vi) a class of securities of Dunkin’ Brands being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Dunkin’ Brands being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Parent and Purchaser, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Dunkin’ Brands, on the one hand, and Parent, Purchaser or Dunkin’ Brands, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Dunkin’ Brands entering into any such agreement, arrangement or understanding.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

NASDAQ Listing. If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on NASDAQ because there will only be a single holder of the Shares, which will be, indirectly, Parent. Immediately following the consummation of the Merger, Parent intends to cause Dunkin’ Brands to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Dunkin’ Brands to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Dunkin’ Brands to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Dunkin’ Brands, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Dunkin’ Brands and persons holding “restricted securities” of Dunkin’ Brands to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Dunkin’ Brands to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, required by law or contract consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed and which will be deemed to be given if, within five (5) business days after Dunkin’ Brands has provided to Parent a written request for consent, Parent has not rejected such request in writing), Dunkin’ Brands will not declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other equity, property or a combination thereof) in respect of, any of its capital stock (other than dividends or distributions by a wholly-owned subsidiary of Dunkin’ Brands to its parent.

15.	Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provisions of the Offer but subject to the terms of the Merger Agreement, Purchaser is not required to irrevocably accept for purchase or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any Shares validly tendered (and not validly withdrawn) in the Offer, unless, immediately prior to the then-scheduled applicable Offer Expiration Time:

•	the Minimum Tender Condition has been satisfied;

•	the HSR Condition has been satisfied;

•

no governmental authority of competent jurisdiction sitting in the United States has enacted, issued, promulgated, enforced or entered any Law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Offer or the Merger;

•

(i) the representations and warranties of Dunkin’ Brands relating to capitalization (other than for inaccuracies that are de minimis relative to the total fully diluted equity capitalization), to the securitization agreement and the management agreement and to the absence of any Dunkin’ Brands Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the consummation of the Offer (except to the extent such representation or warranty expressly relates to a specific date, in which case on and as of such specific date), (ii) the representations and warranties of Dunkin’ Brands relating to capital structure and authorization are true and correct in all material respects as of the date of the Merger Agreement and as of the consummation of the Offer, as if made at such time (except to the extent such representation or warranty expressly relates to a specific date, in which case on and as of such specific date) and (iii) each of the other representations and warranties of Dunkin’ Brands set forth in the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and as of the consummation of the Offer, as if made at such time (except to the extent such representation or warranty expressly relates to a specific date, in which case on and as of such specific date), other than, in the case of clause (iii), for such failures to be true and correct that, individually or in the aggregate, would not have a Material Adverse Effect (the “Dunkin’ Brands Representation Condition”);

•

Dunkin’ Brands has performed or complied with, in any material respects, each covenant, agreement and obligation required by the Merger Agreement to be performed or complied with by it on or prior to the Offer Expiration Time (the “Obligations Condition”);

•	since October 30, 2020, no Material Adverse Effect (as defined in the Merger Agreement) has occurred and is continuing (the “Material Adverse Effect Condition”);

•

Dunkin’ Brands shall have delivered to Parent a certificate, dated as of the date on which the Offer expires, signed by an executive officer of Dunkin’ Brands, certifying that the Dunkin’ Brands Representation Condition, the Obligation Condition and the Material Adverse Effect Condition have been satisfied;

•	the Termination Condition has been satisfied; and

•	the Inside Date Condition has been satisfied.

For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior to the Offer Expiration Time are excluded. The conditions to the Offer must be satisfied or waived on or prior to the Offer Expiration Time.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC or NASDAQ, may be waived by Parent and Purchaser in whole or in part, at any time and from time to time in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Tender Condition or Termination Condition without the prior written consent of Dunkin’ Brands. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Dunkin’ Brands with the SEC and other publicly available information concerning Dunkin’ Brands, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Dunkin’ Brands’ business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dunkin’ Brands’ business, or certain parts of Dunkin’ Brands’ business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

State Takeover Statutes

Dunkin’ Brands is incorporated under the laws of Delaware. Section 203 of the DGCL (“Section 203”) restricts certain Delaware corporations from engaging in “business combinations” with “interested stockholders” (as those terms are defined by the statute). Among the reasons why Section 203 may not apply to a Delaware corporation is if its original certificate of incorporation or an amendment thereto adopted by the stockholders contains a provision expressly electing not to be governed by Section 203. Article IX of Dunkin’ Brands’ certificate of incorporation (“Article IX”) contains such a provision, and therefore the restrictions on business combinations set forth in Section 203 do not apply to Dunkin’ Brands or the Offer and the Merger.

Nevertheless, Article IX also includes voluntary provisions that are similar to Section 203. Article IX restricts Dunkin’ Brands from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, but excluding investment funds affiliated with Bain Capital Partners, LLC, The Carlyle Group or Thomas H. Lee Partners, L.P. or any of their respective affiliates) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the Dunkin’ Brands Board before such person became an “interested stockholder.” The Dunkin’ Brands Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Article IX.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois

Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Dunkin’ Brands, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Other than Section 203 of the DGCL (which, as described above, Dunkin’ Brands has elected not to be governed by), we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13 — “Conditions of the Offer.”

Dissenters’ Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders whose Shares are not accepted for purchase pursuant to the Offer and who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, you comply with the applicable legal requirements under the DGCL and you neither waive, withdraw nor otherwise lose your rights to appraisal under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same as or more or less than the price that the Offeror is offering to pay you in the Offer and the Merger. Moreover, the surviving corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL.

Because of the complexity of the procedures for exercising appraisal rights, any stockholder wishing to exercise appraisal rights or to preserve the right to do so is urged to consult legal counsel.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which will occur on the date on which the Offeror irrevocably accepts for purchase the Shares validly tendered in the Offer, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is November 16, 2020), demand in writing the appraisal of such stockholder’s Shares, which demand must be sent to Dunkin’ Brands at the address indicated in the Schedule 14D-9 and reasonably inform Dunkin’ Brands of the identity of the stockholder and that the stockholder is demanding appraisal for such Shares;

•	not tender (or, if tendered, not fail to withdraw prior to the Offer Expiration Time) such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Dunkin’ Brands’ stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender (and do not validly withdraw prior to the Offer Expiration Time) your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Antitrust Compliance

Parent and Dunkin’ Brands filed Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to Parent’s proposed acquisition of Dunkin’ Brands on November 6, 2020. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on Monday, November 23, 2020, unless early termination of the waiting period is granted or the waiting period is extended.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, as extended because the fifteenth day of the waiting period falls on Saturday, November 21, 2020, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Dunkin’ Brands or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

We have retained the Depositary, the Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary, the Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of the Schedule TO and any amendments thereto (including exhibits) may be examined and copies may be obtained from the SEC in the manner set forth in Section 7 — “Certain Information Concerning Dunkin’ Brands — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Dunkin’ Brands or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent, each of whom is a U.S. citizen. Unless otherwise indicated, the current business address of each person is c/o Inspire Brands, Inc., Three Glenlake Parkway, Atlanta, Georgia 30328.

Name	Position	Current Principal Occupation and Employment History
Paul J. Brown	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer and Director at Parent (2018-Present); Chief Executive Officer and Director at Arby’s Restaurant Group, Inc. (2013–Present)

J. David Pipes	Chief Financial Officer	Chief Financial Officer at Parent (2018–Present); Chief Financial Officer at Arby’s Restaurant Group, Inc. (2011–Present)

Nils H. Okeson	General Counsel and Chief Administrative Officer	General Counsel and Chief Administrative Officer at Parent (2018–Present); General Counsel at Arby’s Restaurant Group, Inc. (2005–Present)

Melissa Strait	Chief People Officer	Chief People Officer at Parent (2018–Present); Chief People Officer at Arby’s Restaurant Group, Inc. (2015–2018)

Christian Charnaux	Chief Growth Officer	Chief Growth Officer at Parent (2018–Present); Senior Vice President, Corporate Finance at Hilton Worldwide (2016–2018); Senior Vice President, Investor Relations at Hilton Worldwide (2013–2016)

Raghu Sagi	Chief Information Officer	Chief Information Officer at Parent (2019–Present); Senior Vice President and Chief Engineering Officer at Sephora Americas (2017–2019); Vice President, Digital and Retail Technology at Sephora Americas (2015–2017)

Christopher Fuller	Chief Communications Officer	Chief Communications Officer at Parent (2018–Present); Senior Vice President, Brand & Corporate Communications at Arby’s Restaurant Group, Inc. (2016–2018); Vice President, Corporate Communications at Arby’s Restaurant Group, Inc. (2014–2016)

James North	President, Jimmy John’s	President, Jimmy John’s at Parent and Jimmy John’s, LLC (2020–Present); Chief Executive Officer at Jimmy John’s LLC (2015–2020)

James Taylor	President, Arby’s	President, Arby’s at Parent and Arby’s Restaurant Group, Inc. (2019–Present); Chief

Name	Position	Current Principal Occupation and Employment History
Marketing Officer at Arby’s Restaurant Group, Inc. (2017–2019); Senior Vice President, Brand Activation at Arby’s Restaurant Group, Inc. (2016–2017); Senior Vice President, Product Development and Innovation at Arby’s Restaurant Group, Inc. (2014–2016)

Lyle Tick	President, Buffalo Wild Wings	President, Buffalo Wild Wings at Parent and Buffalo Wild Wings, Inc. (2018-Present); Managing Director at Walgreens Boots Alliance-Boots Retail USA (2016–2018); Chief Growth Officer, Worldwide at J Walter Thompson Company (2015–2016)

Claudia S. San Pedro	President, Sonic	President, Sonic at Parent and Sonic LLC (2018–Present); Executive Vice President and Chief Financial Officer at Sonic Industries Services, Inc. (2015–2018)

Navin Sharma	Senior Vice President of Insights and Customer Personalization	Senior Vice President at Insights and Customer Personalization at Parent (2018–Present); Senior Vice President at Insights, Analytics and Digital at Arby’s Restaurant Group, Inc. (2017–2018); Vice President, Brand Insights and Analytics at Arby’s Restaurant Group, Inc. (2014–2017)

Jon L. Luther	Director	Director at Parent (2018–Present); Director at Arby’s Restaurant Group, Inc. (2016–2018); Chairman at Arby’s Restaurant Group, Inc. (2011–2015); Director at Tempur Sealy International, Inc. (2015–Present); Director at Wingstop Inc. (2010–2011); Director at Six Flags Entertainment Corporation (2010–2020); Director at Brinker International, Inc. (2011–2016); Chief Executive Officer at Dunkin’ Brands (2003–2009); Chairman at Dunkin’ Brands (2006–2009); Executive Chairman at Dunkin’ Brands (2009–2010); Non-Executive Chairman at Dunkin’ Brands (2010–2013)

Neal K. Aronson	Chairman, Co-Founder and Director	See below under “Roark”

Steven M. Romaniello	Director	See below under “Roark”

Marc Rosen	Director	Director at Parent (2016–Present); Executive Vice President & President, Levi Strauss Americas at Levi Strauss & Co. (2014–Present)

Erik O. Morris	Director	See below under “Roark”

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser, each of whom is a U.S. citizen. Unless otherwise indicated, the current business address of each person is c/o Inspire Brands, Inc., Three Glenlake Parkway, Atlanta, Georgia 30328.

Name	Position	Current Principal Occupation and Employment History
Paul J. Brown	President and Director	See above under “Parent”
Nils H. Okeson	Secretary and Director	See above under “Parent”
J. David Pipes	Treasurer and Director	See above under “Parent”

Roark. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and managing member of Roark. Unless otherwise indicated, the current business address of each person is c/o Roark Capital Management, LLC, 1180 Peachtree Street NE, Suite 2500, Atlanta, GA 30309.

Name	Position	Current Principal Occupation and Employment History
Neal K. Aronson	Managing Member	Managing Partner at Roark Capital Management, LLC (2001–Present); Director and Chairman at Parent (2019–Present); Director at Mavericks, Inc. (2011–2019); Chairman at Mavericks, Inc. (2016–2019); Director at Jimmy John’s LLC (2016–2019); Director at Driver Investor LLC (2015–Present); Director and Chairman at Wingstop Inc. (2015–2017); Director and Chairman at CKE Holdings Corporation (2014–2019); Director at HSS Holdings, Inc. (2012–Present); Director at Primrose Holding Corporation (2008–Present), Director and Chairman at Batteries Plus Holding Corporation (2007–2016); Director at Focus Brands Holdings Inc. (2006–Present)

Paul D. Ginsberg	President, Managing Director and Chief Operating Officer	President at Roark Capital Management, LLC (2016–Present); Managing Director and Chief Operating Officer at Roark Capital Management, LLC (2014–2016); Manager at GEDC LLC (2016–2019); Director at The Cheesecake Factory Incorporated (2020–Present)

Stephen D. Aronson	Managing Director and General Counsel	Managing Director at Roark Capital Management, LLC (2008–Present); General Counsel at Roark Capital Management, LLC (2007–Present); Vice President at Roark Capital Management, LLC (2005–2007); Director at JNN Holdings (2017–2020); Director at Jimmy John’s LLC (2016–2019); Director at ME Holding Corporation (2016–2020); Director at HSS Holding Corporation (2012–2020); Director at QW Holding Corporation (2012–2016); Director at IFCB Holding Corp (2011–2020)

Name	Position	Current Principal Occupation and Employment History
Pritpal Aujla	Chief Financial Officer	Chief Financial Officer of Roark Capital Management, LLC (2020–Present); Chief Financial Officer of EIG Global Energy Partners (2008–2020)

Erik O. Morris	Co-Chief Investment Officer and Senior Management Director	Director at Parent (2019–Present); Director at Mavericks, Inc. (2011–2019); Co-Chief Investment Officer at Roark Capital Management, LLC (2017–Present); Senior Managing Director at Roark Capital Management, LLC (2016–2017); Managing Director at Roark Capital Management, LLC (2008–2016); Principal at Roark Capital Management, LLC (2007–2008); Director at Titan Fitness Parent, LLC (2019–Present); Director at Culver Franchising Holdings, LLC (2017–Present); Director at Jimmy John’s, LLC (2016–2019); Director at Ultimate Fitness Holdings LLC (2016–Present); Director at Drybar Holdings LLC (2016–2020); Director at Anytime Worldwide, LLC (2014–Present); Director at IFCB Holdings Corporation (2011–2019); Director at Wingstop Inc (2010–2017); Director at Primose Holdings Corporation (2008–Present)

Steven M. Romaniello	Senior Advisor	Senior Advisor of Roark Capital Management, LLC (2019–Present); Managing Director of Roark Capital Management, LLC (2008–2019); Director at Parent (2019–Present); Director at Mavericks, Inc. (2011–2019); Director at Jimmy John’s, LLC (2016–2019); Director at Ultimate Fitness Holdings LLC (2016–2020); Director at Share Our Strength (2015–Present); Trustee at Culinary Institute of America (2015–2019); Director at Anytime Worldwide, LLC (2014–2020); Director at IFCB Holdings Corporation (2011–2020); Director at Wingstop Inc. (2010–2017); Chairman at Focus Brands Holding Inc. (2008–Present); Director and Focus Brands Holding Inc. (2006–Present);

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Dunkin’ Brands or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

The Depositary for the Offer is: American Stock Transfer & Trust Company

By Mail and Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 717-3929

Banks and Brokers may call collect: (212) 750-5833